Exhibit 99.1

Denison Mines Corp.

2012 Annual Information Form

March 13, 2013

ABOUT THIS ANNUAL INFORMATION FORM

This annual information form (“AIF”) is dated March 13, 2013. Unless stated otherwise, all of the information in this AIF is stated as at December 31, 2012.

This AIF has been prepared in accordance with Canadian securities laws. This AIF contains information regarding Denison’s history, its business, its mineral reserves and resources, the regulatory environment in which Denison does business and the risks that Denison faces and other important information for Shareholders.

This AIF incorporates by reference:

•	Denison’s management discussion and analysis (“MD&A”) for the year ended December 31, 2012, which is available under the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml) as an exhibit to the Company’s Form 40-F.

•	Denison’s audited consolidated financial statements for the year ended December 31, 2012, which are available on SEDAR and EDGAR as an exhibit to the Company’s Form 40-F.

Contents

About this AIF	1
About Denison	4
Developments over the Last Three Years	6
The Uranium Industry	11
Denison’s Operations	13
Mineral Properties	21
Mineral Exploration	60
Quality Assurance and Quality Control Procedures and Protocols	70
Manager of UPC	77
Denison Environmental Services	77
Environmental, Health and Safety	77
Government Regulation	79
Risk Factors	82
Denison’s Securities	91
Denison’s Management	92
Legal and Regulatory Proceedings	98
Material Contracts	98
Names and Interests of Experts	100
Additional Information	101
Audit Committee Mandate	A
Glossary of Terms	B

Financial Information

Unless otherwise specified, all dollar amounts referred to in this AIF are stated in United Stated dollars. References to “Cdn$” mean Canadian dollars.

Financial information is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Caution about Forward-Looking Information

This AIF and the documents incorporated by reference include forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.

The use of words and phrases like “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “plan” and similar expressions are intended to identify forward-looking information.

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Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking information should not be unduly relied upon. This information speaks only as of the date of this AIF, and Denison will not necessarily update this information, unless required to do so by securities laws.

Examples of Forward-Looking Information

This AIF contains forward-looking information in a number of places, such as in statements pertaining to:

•	Denison’s estimates of its mineral reserves and mineral resources

•	Denison’s expectations regarding the toll milling of Cigar Lake ores

•	Denison’s capital expenditure program, exploration and development expenditures and reclamation costs

•	Denison’s expectations of market prices and costs

•	the supply and demand for uranium (“U3O8 ”)

•	possible impacts of litigation and regulatory actions on Denison

•	Denison’s exploration and development plans and objectives

•	future royalty and tax payments and rates

•	Denison’s expectations regarding raising capital

•	Denison’s expectations regarding additions to its mineral reserves and resources through acquisitions and exploration

•	the receipt of regulatory approvals, permits and licences under governmental regulatory regimes

Material Risks

Denison’s actual results could differ materially from those anticipated. Management has identified the following risk factors which could have a material impact on the Company or the trading price of its Shares:

•	global financial conditions;

•	the ability of Denison to meet its obligations to its creditors and the uncertainty of funding;

•	volatility in the market price of the Company’s shares and the risk of dilution from future equity financings;

•	the impact of volatility in uranium prices on the valuation of Denison’s mineral reserves and resources and the market price of its shares;

•	public acceptance of nuclear energy and competition from other energy sources;

•	failure to realize benefits from transactions;

•	competition for properties;

•	the imprecision of mineral reserves and resources estimation;

•	Denison’s ability to expand and replace its mineral reserves and resources;

•	uncertainty as to reclamation and decommissioning liabilities;

•	reliance on other operators;

•	technical innovation rendering Denison’s products and services obsolete;

•	property title risk;

•	liabilities inherent in mining operations and the adequacy of insurance coverage;

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•	delays in obtaining permits and licences for development properties;

•	the speculative nature of exploration and development projects;

•	difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations;

•	uncertainty surrounding Denison’s operations in foreign jurisdictions;

•	potential claims of Canada’s First Nations people;

•	dependence on key personnel;

•	the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation (“KEPCO”);

•	potential conflicts of interest for the Company’s directors who are engaged in similar businesses; and

•	limitations of disclosure and internal controls.

The risk factors listed above are discussed in more detail later in this AIF.

A Note for US Investors Regarding Estimates of

Measured, Indicated and Inferred Mineral Resources

This AIF uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or that is economically or legally mineable.

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About Denison

Denison is engaged in uranium exploration and development. The registered and head office of Denison is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Canada. Denison’s website address is www.denisonmines.com.

At the end of 2012, Denison had a total of 164 active employees, of which 65 (11 hourly) were in Canada, three were in the United States, five were in Mongolia and 91 (76 hourly) were in Zambia. None of the Company’s employees are unionized.

In this AIF, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.

Denison is a reporting issuer in all of the Canadian provinces. The Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN.” Computershare Investor Services Inc. acts as the registrar and transfer agent for the Shares. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1, Canada, and the telephone number is 1-800-564-6253.

The Shares are registered under the United States Securities Exchange Act of 1934, as amended, and Denison files periodic reports with the United States Securities and Exchange Commission.

The Formation of Denison

Denison was formed by articles of amalgamation as, International Uranium Corporation (“IUC”), effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”

Prior to July 2012, Denison was engaged in the exploration, development, mining, and milling of uranium and vanadium, with projects in the United States, Canada, Zambia and Mongolia. At the time, Denison’s principal assets included 100% ownership of the White Mesa Mill in Utah and 22.5% ownership of the McClean Lake uranium mill in Saskatchewan.

On June 29, 2012, Denison sold its shares in certain subsidiaries, which owned all of the Company’s mining assets and operations located in the United States (“U.S. Mining Division”). The sale was carried out by way of a plan of arrangement between Denison and Energy Fuels Inc. (“EFR”). After completing the various steps in the plan of arrangement, Denison shareholders retained their interest in Denison and received 1.106 common shares of EFR for each Share held in Denison.

By completing the transaction with EFR, Denison has transformed its business so as to focus on its uranium exploration and development projects in Saskatchewan, Zambia and Mongolia.

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Denison also continues to be engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division. Denison’s wholly owned subsidiary, DMI, is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates and uranium hexafluoride.

Denison’s Key Assets Today:

•	Denison has a 22.50% interest in the McClean Lake uranium processing facility and uranium deposits in northern Saskatchewan.

•	Denison has 25.17% interest in the Midwest uranium project, including the Midwest and the Midwest A deposits in northern Saskatchewan.

•	Denison has 60% interest in the Wheeler River project which includes the Phoenix deposits.

•	Denison has an extensive portfolio of exploration and development property interests in the Athabasca Basin including: Moore Lake (100%), Hatchet Lake (50%), Park Creek (49%), Bell Lake (100%) and Wolly (22.5%). Denison also has an equity interest in International Enexco Limited, a junior exploration company who is a party to the Mann Lake Joint Venture (30%).

•	Beyond Canada, Denison has an interest in mineral exploration properties in Mongolia and owns the Mutanga uranium project in southern Zambia. Denison has completed mineral resources estimates on its properties in both of these countries.

Denison’s Structure

Denison conducts its business through a number of subsidiaries. The following is a diagram depicting the corporate structure of Denison and its active subsidiaries as at December 31, 2012, including the name, jurisdiction of incorporation and proportion of ownership interest in each.

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Denison also owns a number of inactive subsidiaries which have no liabilities or assets and do not engage in any business activities.

Some of the Company’s Canadian uranium exploration properties are held directly by the Company or indirectly through DMI. DMI is a wholly-owned subsidiary of the Company. It holds a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project, both of which are operated by Denison’s joint venture partner, AREVA Resources Canada Inc. (“ARC”), a subsidiary of the AREVA Group. DMI also holds a 60% interest in, and is the operator of the Wheeler River project, host of the Phoenix deposits, as well as some other Canadian properties.

The Company’s interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia is held through Denison Mines (Mongolia) Ltd, which is wholly owned by Denison Mines (Bermuda) I Ltd., a wholly-owned subsidiary of the Company.

Denison’s Mutanga project in Zambia is held through a wholly-owned subsidiary of OmegaCorp Limited, which, in turn, is a wholly-owned subsidiary of the Company. Denison acquired this project in 2007 when it acquired OmegaCorp.

Developments over the Last Three Years

2010...

During the first six months of 2010, the McClean Lake mill processed stockpiled ore from the Sue E, Sue B, Sue A and McClean North deposits. The mill stopped processing ore at the end of June. The final circuit clean out was completed in October. The mill was put on active care and maintenance until ore from the Cigar Lake mine is to be processed, which is anticipated for later this year.

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In September, the Canadian Federal Court dismissed the Application for Judicial Review of the decision to renew the McClean Lake licence filed by the Athabasca Regional Government (“ARG”) in 2009. ARG had challenged the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial government’s duty to consult with aboriginal people. In October, the applicants filed a Notice of Appeal to the Federal Court of Appeal.

Throughout 2010, Denison continued to report significant exploration results on the Phoenix deposit at Wheeler River. In November, initial estimates of mineral resources at Zones A and B of the Phoenix deposit at the Wheeler River project were received.

In December, the Company closed an underwritten private placement of 25,000,000 special warrants (the “Special Warrants”), at a price of Cdn$2.45 per Special Warrant, and 1,400,000 special warrants issued on a “flow-through” basis under the Income Tax Act (Canada) (the “FT Special Warrants”), at a price of Cdn$3.00 per FT Special Warrant. This offering raised aggregate gross proceeds for the Company of Cdn$65,450,000. With the exercise of all of the Special Warrants and FT Special Warrants, an aggregate of 26,400,000 Shares were issued on December 23, 2010.

Denison’s uranium production in 2010 was 1.4 million pounds U3O8 from its former U.S. operations and its 22.5% share of production from the McClean Lake operation in the Athabasca Basin. Vanadium production from Denison’s former U.S. operations totaled 2.3 million pounds V2O5 .

The Company’s uranium sales in 2010 totaled 1.8 million pounds U3O8 at an average realized price of $47.67 per pound U3O8. Vanadium sales in 2010 sales were 2.4 million pounds V2O5 equivalent, at an average realized price of $7.04 per pound V2O5 equivalent.

2011…

In March, Denison issued 18,300,000 Shares at a price of Cdn$3.55 per share in an underwritten public offering for gross proceeds of Cdn$64,965,000.

In March, estimates of mineral resources for the Hairhan property were received from Roscoe Postle Associates Inc. (“RPA Inc.”) which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. On a 100% basis, the report estimated indicated mineral resources containing 19.78 million pounds from 12.3 million tonnes at an average grade of 0.062%U (0.073% U3O8) and inferred mineral resources containing 5.81 million pounds from 5.5 million tonnes at an average grade of 0.040%U (0.047% U3O8), based on a cut-off grade of 0.02% U (0.023 % U3O8 ).

Denison amended and extended its existing credit agreement with The Bank of Nova Scotia (the “Credit Facility”) to provide Denison with a revolving term loan for up to Cdn$35,000,000 until June 2012.

In this AIF, NI 43-101 means National Instrument 43-101-Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP and Form 43-101F of the Canadian Securities Administrators.

In 2011, Denison embarked on a significant exploration program in the Athabasca Basin which included approximately 35,000 metres being drilled at Wheeler River. The program expanded Zone A and identified promising new structures in both Zones A and B. The Company enjoyed similar success at its 100% owned Mutanga uranium project in Zambia, expanding known resources and identifying other promising new structures.

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Denison’s uranium production in 2011 was 1.0 million pounds U3O8 and 1.3 million pounds V2O5 from its former U.S. operations.

Uranium sales in 2011 totaled 1.1 million pounds U3O8 at an average realized price of $58.04 per pound U3O8. Vanadium sales in 2011 were 1.8 million pounds V2O5 equivalent, at an average realized price of $6.41 per pound V2O5 equivalent.

2012 ...

In March, a technical report on the Dibwe East deposit at the Mutanga project, prepared by Denison and audited by RPA Inc. in accordance with the requirements of NI 43-101, was received by Denison. The report estimated an inferred mineral resource of 28.2 million pounds U3O8 from 39.8 million tonnes at an average grade of 322 ppm eU3O8, based on a cut-off grade of 100 ppm eU3O8 , bringing the total mineral resource estimate for the Mutanga project to 2.0 million pounds U3O8 measured, 5.8 million pounds indicated and 41.4 million pounds inferred. See “Mineral Properties – Mutanga Project.”

On March 5, 2012, the Federal Court of Appeal unanimously dismissed ARG’s appeal regarding the decision for the Application for Judicial Review of the decision to renew the McClean Lake CNSC license. ARG did not appeal this decision, ending the matter.

In late March, the Company acquired an additional 15% interest in the GSJV in Mongolia. The interest was previously held by a Russian party, Geologorazvedka, and was obtained for cash consideration and a release of the partner’s share of the unfunded joint venture obligations. The restructuring of the GSJV is part of the process to conform with legislation enacted in 2009, which allows the Government of Mongolia to acquire a 34% to 51% interest in each property at no cost to the Mongolian Government, depending on the amount of historic exploration on the property was funded by the Government of Mongolia. The Company now holds an 85% interest in the GSJV and is continuing to negotiate with the Mongolian Government to conform the GSJV ownership to the new legislation.

In June, Denison and EFR entered into an agreement to complete a transaction whereby EFR acquired all of the shares of certain Denison’s subsidiaries which held its U.S. Mining Division in exchange for the issuance of approximately 425,441,494 common shares of EFR to Shareholders (the “EFR Arrangement”). For each Share held, Shareholders received 1.106 shares of EFR while still retaining their interest in Denison. Shareholders of both companies approved the transaction in June, and it was ultimately closed on June 29, 2012.

In conjunction with the EFR Arrangement, Denison again amended and extended the Credit Facility to provide Denison with a revolving term loan for up to Cdn$15,000,000 until June 2013. To secure the facility, Denison has provided a guarantee and pledge of all of the shares of DMI.

In August, the Canadian Federal Minister of the Environment approved the Midwest Project Environmental Assessment, paving way for mining of Midwest ores by conventional open pit mining methods.

The Canadian Nuclear Safety Commission authorized the amendment of the operating license for the McClean Lake mill, of which Denison holds a 22.50% interest, permitting an increase in the annual production from 8.0 million pounds U3O8 to 13.0 million pounds U3O8, and receipt and processing of ore slurry from the McArthur River Mine.

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In September, Steve Blower, P. Geo, joined Denison as Vice President, Exploration. With this appointment, the Company further solidified its commitment to be one of the leading uranium exploration companies in the Athabasca Basin.

In October, Denison closed a private placement (the “2012 Offering”) of 4,145,000 Shares, at a price of Cdn$1.69 each, issued on a “flow-through” basis under the Income Tax Act (Canada). The 2012 Offering raised aggregate gross proceeds for the Company of Cdn$7,005,050. The Shares were subject to a four-month hold which expired on February 27, 2013.

In November, Denison entered into an agreement with JNR Resources Inc. (“JNR”) whereby Denison agreed to acquire all of the common shares of JNR in exchange for 0.073 of a Share of Denison per common share of JNR (the “JNR Acquisition”). The agreement between Denison and JNR also provided for the issuance of replacement warrants and options to holders of outstanding JNR warrants and options to be adjusted by the same exchange ratio. The JNR Acquisition was subject to shareholder and court approval, both of which were obtained, permitting the transaction to close early in 2013.

Also in November, Denison invested Cdn$1,800,000 in International Enexco Ltd (“IEC”), by purchasing 3,600,000 units of IEC, comprised of 3,600,000 IEC common shares and 1,800,000 common share purchase warrants. Each whole warrant entitles Denison to acquire one common share of IEC at a price of Cdn$0.60 per share until November 29, 2014 subject to certain acceleration provisions. At the time of issuance, the common shares and warrants purchased by Denison represented a 13.90% interest in IEC. Concurrently with its investment, Denison also acquired the right to appoint one representative to the Board of Directors of IEC and the right to participate in future equity offerings of IEC in order to maintain its pro-rata equity interest up to a prescribed maximum. Denison also has the right to subscribe to additional common shares of IEC sufficient to enable IEC to meet its funding obligations under the Mann Lake Joint Venture Agreement in the event of a shortfall. In exchange, Denison has agreed to vote its shareholding in favour of IEC management proposals on matters of routine business and not tender its shareholding to any takeover bid not supported by IEC’s Board.

At the end of 2012, Denison’s Executive Vice President and Chief Financial Officer, Mr. James Anderson, announced his retirement. He was succeeded by Mr. David Cates, newly appointed as Vice President Finance & Tax and Chief Financial Officer.

By the end of 2012, Denison completed another significant exploration program in the Athabasca Basin, including over 28,000 metres of drilling at Wheeler River. Reporting strong intersections at both the Phoenix A and Phoenix B uranium deposits, Denison commenced preparation of updated mineral resource estimates for the property. The Company also reported a total of 18,160 metres drilled on the Mutanga Project in Zambia during the year, with more than a third of that metreage on the Dibwe-Mutanga corridor. Drilling in 2012 in Mongolia totaled 29,700 metres, divided equally between the Urt Tsav and Ulzit license areas.

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Events this Year

Following the closing of the 2012 Offering, the shareholding percentage of Denison’s largest shareholder, KEPCO, dropped to 14.92% from its initial interest of 17% in 2009. Concurrent with KEPCO’s purchase of 58,000,000 Shares in 2009, it entered into a strategic relationship agreement (the “KEPCO SRA”) with Denison, setting up the basis for a long-term collaborative business relationship. Under the KEPCO SRA, among rights granted to KEPCO, KEPCO had the right to require Denison to nominate two persons designated by KEPCO for election as directors at any Shareholder meeting where directors are to be elected, so long as KEPCO holds at least 15% of the outstanding Shares. With KEPCO’s position dropping below 15%, KEPCO has permanently lost its entitlement to two director nominees and is now, provided it maintains a shareholder interest of at least 5%, only entitled to one director nominee on Denison’s Board. As a result, Mr. Joo-Ok Chang resigned from the Board of Directors on January 9, 2013.

In January, updated estimates of mineral resources for the Phoenix Deposits as at December 31, 2012 were received from RPA Inc., which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. For the combined Phoenix A and B deposits, indicated mineral resources are estimated at 52.3 million pounds (the Company’s share, 31.4 million pounds) from 152,400 tonnes at an average grade of 15.6% U3O8 and inferred mineral resources are now estimated at 7.6 million pounds (the Company’s share, 4.6 million pounds) from 11,600 tonnes at an average grade of 29.8% U3O8 based on a cut-off of 0.8% U3O8.

Later in January, Denison entered into a binding letter of intent with Fission Energy Corp. (“Fission”) pursuant to which Denison will acquire a portfolio of uranium exploration projects from Fission, including Fission’s 60% interest in the Waterbury Lake uranium project, as well as Fission’s exploration interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, plus its interest in two joint ventures in Namibia. Denison has agreed to offer Fission shareholders 0.355 of a Share for each common share of Fission held, conditional upon certain assets of Fission being spun out to a new company to be held pro rata by current Fission shareholders (the “Fission Arrangement”). The definitive agreement providing for the Fission Arrangement was signed on March 7, 2013 and, provided Fission shareholder and court approval is obtained and necessary approvals and consents are obtained, the Fission Arrangement is expected to close in April 2013.

On January 31, 2013, Denison completed the JNR Acquisition and an aggregate of 7,975,479 Shares were issued in exchange for all JNR common shares held by JNR shareholders. Denison also issued an aggregate of 579,255 options to acquire Shares to holders of JNR stock options to replace their JNR stock options and 272,290 warrants (“Denison Replacement Warrants”). With the closing of the JNR Acquisition, Denison was able to consolidate its partial ownership of several properties with JNR’s interests to become the 100% owner of five mineral exploration properties in the Athabasca Basin (including key areas of Moore Lake and Bell Lake), and also acquired interests in six other properties located in the Athabasca Basin, one property located in Saskatchewan outside of the Athabasca Basin, and two properties in Newfoundland.

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The Uranium Industry

Nuclear power capacity is growing while uranium production continues to be below annual demand resulting in continued depletion of remaining inventories and secondary supplies. The impact of the Fukushima Daichii nuclear incident continues to be felt as reactors in Japan continue to be shut down and some countries such as Germany and Switzerland continue to pursue nuclear free power generation policies. Even with these projected reductions in demand, there continues to be a long-term supply-demand imbalance which can be expected to continue for the foreseeable future. Prices must increase to support the development of new mines that will be required to meet existing demand and projected increases in future demand.

Uranium Demand

According to the World Energy Outlook 2012 reference case forecast, world net electricity consumption is expected to increase 35% from 2010 levels by 2035. Total demand for energy is projected to increase on average by 1.2% per year from 144 trillion kilowatt hours in 2010 to 195 trillion kilowatt hours in 2035. China accounts for the largest share of the growth in global energy use, with its demand rising 60% by 2035, followed by India and the Middle East. Nuclear power is projected to represent a 12% share of electricity generation, which represents a downward revision from previous projections in light of policy changes in a few countries, as a result of the Fukushima Daiichi incident, and competitive pressures from natural gas in North America.

The World Nuclear Association reports that there are 435 nuclear reactors operable in 30 countries as of January 1, 2013. These reactors generate 374.1 gigawatts of electricity and supply approximately 13% of the world’s electrical requirements. Of greater significance, 65 nuclear reactors are under construction in 13 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 50 reactors under construction. Based on the most recent statistics from the World Nuclear Association, there are a total of 232 reactors that are either under construction, or planned around the world. By comparison, prior to the Fukushimi incident, in February 2011, there were only 218 reactors under construction or planned.

China, in particular, has a very aggressive new build program underway. Some non-nuclear countries are continuing to move ahead with their plans, such as Saudi Arabia, which plans to build up to 16 reactors, and the United Arab Emirates, with one reactor under construction and contracts for three additional reactors. Ux Consulting Company, LLC (“UxCo”), in its “Uranium Market Outlook – Q1 2013” (the “Q1 Outlook”), estimated that, by 2030, there will be 621 nuclear reactors in operation worldwide, supplying 606.4 gigawatts. This would represent an increase of over 60% in nuclear capacity, with 13 new countries joining the nuclear family. This is down only slightly from forecasts made prior to the Fukushima incident. UxCo has also estimated in its Q1 Outlook that uranium demand will grow from 180.0 million pounds of U3O8 in 2012 to 201.2 million pounds in 2020.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production in Kazakhstan and Africa over the last few years while others are in various stages of development, including Cigar Lake in Canada. From 2008 to 2012, annual production in Kazakhstan has more than doubled from 22.1 million pounds U3O8 to 54.3 million pounds. Although primary production has increased, it still only accounts for approximately 83% of demand and more mines are required to meet increasing future demand, replace dwindling secondary supplies and replace mines that are being depleted.

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UxCo has estimated in its Q1 Outlook that existing mine production plus new planned and potential mine production will increase primary uranium supply from 151.1 million pounds in 2012 to 212.8 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to continue to be Kazakhstan, which is projected to increase production by about 18% between 2012 and 2020. In order to reach these estimated primary uranium supply levels, a number of large new mines, such as Cigar Lake in Canada and other mines mainly in Africa, will also need to be developed and brought into production. Prices will need to increase appreciably to support the higher cost production profile of new mines (other than Cigar Lake) and significant capital expenditures that will be required to meet the production forecasts.

Secondary Uranium Supply

Primary mine production supplies approximately 83% of current demand. The balance of demand is supplied from secondary sources such as commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate at the end of 2013. The supply gap created by this termination will need to be made up from new primary mine production.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from current levels of 47.3 million pounds per year to 20.4 million pounds per year by 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have sufficient domestic uranium supplies to fuel their own nuclear power reactors. The electric utilities in those countries must secure their required uranium supply by entering into medium- and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and production cost profile. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including governments and other utilities holding excess inventory.

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While long-term demand is steadily growing, short-term demand is affected in a large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

Historically, spot prices are more volatile than long-term prices. The spot price began 2012 at $52.00 per pound U3O8 and remained in the lower $50.00 per pound range for most of the year until late July when it dropped below $50.00 per pound. The spot price dropped to $40.75 by November and ended 2012 at $43.50 per pound U3O8 .

The long-term price is published on a monthly basis and began the year at $63.00 per pound U3O8. It fell to $60.00 per pound in March and fluctuated between that level and $61.50 until December when it dropped to $56.00 per pound. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories.

Competition

Uranium production is international in scope but is characterized by a relatively small number of companies operating in only a few countries. Five producers produced over 65% of the estimated world production in 2012 and about 72% of the world’s production came from only four countries, namely Kazakhstan, Canada, Australia and Niger. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.

Marketing Uranium

Denison has typically sold its uranium under a combination of long-term contracts and spot market sales. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.

In June 2012, Denison sold its principle uranium production source, the U.S. Mining Division. For the first six months of 2012, approximately 77% of Denison’s total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The long-term contracts were also sold with the U.S. Mining Division and as a result, the Company currently has no long-term contracts in place.

Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.

Denison’s Operations

McClean Lake

McClean Lake is comprised of several uranium deposits and a conventional mill and is located on the eastern edge of the Athabasca Basin in northern Saskatchewan approximately 26 kilometres west of the Rabbit Lake mine and approximately 750 kilometres north of Saskatoon. Development of the McClean Lake project began in March 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB pit was then converted in 1999 into the JEB Tailings Management Facility (“TMF”). The McClean Lake mill began production of uranium concentrates in 1999, processing ore from the JEB deposit. The first ore was fed to the mill on June 22, 1999 and commercial production was achieved on November 1, 1999. To date, the McClean Lake mill has produced approximately 49.9 million pounds U3O8.

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McClean Lake is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD Canada Co., Ltd. (“OURD”) (7.5%). ARC is the operator/manager of the facility. Denison, ARC and OURD also jointly own the nearby Midwest project, although ownership ratios are slightly different. See “Mineral Properties – Midwest.” It is planned that the Midwest ore will be milled at the McClean Lake mill.

McClean Lake Mill

The McClean Lake mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. In addition to the mill facility, other infrastructure on the site includes a sulphuric acid plant, a ferric sulphate plant, an oxygen plant, warehouses, shops, offices and living accommodations for site personnel. The facilities are currently being expanded from a capacity of 13.0 million pounds U3O8 per year to approximately 24.0 million pounds per year to permit the processing of ore from the nearby Cigar Lake mine operated by Cameco Corporation (“Cameco”), which is anticipated to begin later in 2013. Construction of the expansion is expected to be completed by 2016 and is being fully funded by the Cigar Lake Joint Venture.

Mining

McClean Lake consists of nine known ore deposits, five of which have been mined out with some of the ore still stockpiled on the surface.

The first ore body, JEB, was mined from 1997 to 1999 and the ore was stockpiled. Mining of the Sue C ore body was completed in February 2002, and all of the ore was stockpiled on the surface. Mining was then suspended until the third quarter of 2005 when mining began on the Sue A, Sue E and Sue B deposits. Mining was completed at Sue A in the first quarter of 2006, at Sue E in the first quarter of 2008 and at Sue B at the end of 2008. Exploration activities for expansion of the known deposits and identification of new deposits are ongoing. See “Mineral Exploration – McClean Lake.”

Low-grade special waste from the mining of the JEB, Sue C, Sue A, Sue E and Sue B deposits has been disposed of in the mined-out Sue C pit. There is also an agreement with the Cigar Lake joint venture to dispose of special waste from its mining operations in the Sue C pit. The costs of dewatering the Sue C pit at that time and the handling and disposing of the Cigar Lake wastes will be paid by the Cigar Lake joint venture.

Operations

The table below shows the operating statistics for McClean Lake over the last five years.

	2012	2011	2010	2009	2008
Ore Milled (thousand tonnes)	—	—	97	181	161
Average Grade (% U3O8 )	—	—	0.80	0.97	0.96
Production (thousand pounds U3O8 )	—	—	1,731	3,609	3,248
Denison’s share (thousand pounds U3O8 )	—	—	389	812	731

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In 2008, mill feed consisted of primarily Sue E ore. During 2009 and the first six months of 2010, the mill processed stockpiled ore from the Sue E, Sue B, Sue A and McClean North deposits. The mill stopped processing of new ore feed at the end of June of 2010 and the final circuit clean out was completed in October 2010. The mill was on care and maintenance through the remainder of 2010 and remains on care and maintenance. Approximately 94,000 tonnes of Sue B ore at an average grade of 0.37% U3O8 remain on the stockpile.

The mill will remain on care and maintenance to mid-2013. It is anticipated that processing of waste, followed by Sue B and ore recovered by the SABRE program (see “Operations—Surface Access Borehole Resource Extraction Mining Program”) will begin in mid-2013 and will enable a restart of the mill on lower grade ores prior to the processing of the higher grade Cigar Lake ore. During the period when the mill is on care and maintenance, the Cigar Lake joint venture continues to pay for essentially all of the stand-by expenses according to the terms of the Cigar Lake joint venture toll milling agreement. See “Denison’s Operations—McClean Lake—Cigar Lake Toll Milling”.

For information pertaining to taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes.”

Tailings Disposal

The disposal of mill tailings in an environmentally acceptable manner has led to advances in the design and construction of new tailings management facilities. In the state-of-the-art TMF, tailings are deposited subaqueously in a paste form from a barge. This procedure minimizes tailings segregation, eliminates concerns of freezing and dust generation, and controls radiation and radon emissions from the pond. This facility has been designed to receive tailings from processing high-grade Midwest and Cigar Lake ores in addition to tailings from the McClean Lake deposits.

Two TMF projects are underway which will provide future tailings capacity. The first, the Optimization Project, will maximize the capacity and the efficiency of the currently licensed tailings space. This project was approved by the regulatory authorities in 2011 and the initial phase of the earthworks was completed in 2012 and the entire project is expected to be completed in 2013. The second project is a proposed expansion of the TMF, which would provide additional tailings capacity for the next 25 years. This project entails expanding the TMF above the currently licensed elevation and will require the submittal of an amendment to the operating licence. The environmental, engineering and licensing work is underway.

Property

All of the surface facilities and the mine sites are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 3,677 hectares.

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Mill Licence

The McClean Lake site is operated under various permits, licences, leases and claims granted and renewed from time to time, all of which are currently in good standing. On July 25, 2005, the CNSC issued Mine Operating Licence, UMOL – MINEMILL – McCLEAN.02/2009 (the “Mine Operating Licence”) for a four-year term which expired on May 30, 2009. In September, 2008 ARC submitted the renewal application for a ten year licence to operate the McClean Lake mill. On June 30, 2009, the CNSC renewed the Mine Operating Licence for a period of eight years. In addition to renewal of all previously licensed activities, the new licence authorizes mining of the McClean North deposits using hydraulic borehole mining methods (SABRE) and included the care and maintenance activities at the Midwest site. Consequently the CNSC revoked the previous Midwest Uranium Site Preparation Licence. See “Denison’s Operations - Midwest Project Development” and “Operations - Surface Access Borehole Resource Extraction Mining Program”.

In August 2009, ARG filed an Application for Judicial Review of the decision to renew the McClean Lake CNSC licence with the Canadian Federal Court. ARG challenged the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial government’s duty to consult with aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge issued his decision in September 2010, dismissing the application. ARG appealed the decision on March 5, 2012, which the Federal Court of Appeal unanimously dismissed. ARG did not appeal the decision, ending the matter.

Environmental

The McClean Lake mill remained on care and maintenance in 2012. During the year there were five reportable spills, all of which were minor in nature and were successfully remediated with no impact to the environment. See “Environmental, Health and Safety Matters - Canada.”

Cigar Lake Toll Milling

In 2002, Denison and its partners entered into an agreement with the Cigar Lake joint venture to process Cigar Lake ore at the McClean Lake mill. Pursuant to that agreement, all Cigar Lake ore was to be leached at the McClean Lake mill with the pregnant aqueous solution being divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. In order to process this Cigar Lake ore, an expansion of the McClean Lake mill was required. The expansion and modifications of the McClean Lake mill to raise its capacity to 13.0 million pounds U3O8 were completed in 2008 and all costs were paid for by the Cigar Lake joint venture.

As a result of delays in the start up of Cigar Lake and the exhaustion of permitted ore deposits at McClean Lake, the McClean Lake mill was placed on stand-by at the end of June of 2010. Under the Cigar Lake toll milling agreement, the Cigar Lake joint venture is funding essentially all of the McClean Lake stand-by costs. The relative proportion of the stand-by costs paid by each party is calculated on the basis of the percentage of mineral reserves between the McClean Lake and Cigar joint ventures.

In 2011, the Cigar Lake joint venture and the McClean Lake joint venture agreed to amend the toll milling agreement. Under the new milling arrangement, the McClean Lake operation is expected to process and package 100% of the uranium produced from the Cigar Lake mine. To accommodate the annual production of 18.0 million pounds U3O8 from the Cigar Lake joint venture, the mill is being expanded to an annual capacity of 24.0 million pounds from the current licenced capacity of 13.0 million pounds. All costs for the expansion of the McClean Lake mill and a portion of the Optimization (See “Denison’s Operations - McClean Lake - Tailings Disposal”) are to be paid for by the Cigar Lake joint venture.

The Cigar Lake joint venture is anticipating that processing of Cigar Lake ore will start in mid to late 2013.

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Surface Access Borehole Resource Extraction (SABRE) Mining Program

The SABRE (previously known as the Mining Equipment Development) program was designed to develop a viable alternate mining method combining surface drilling and borehole mining technology. The system is projected to have low capital costs and a number of benefits including safety, ease of licensing and a small environmental footprint.

Hydraulic borehole mining is a technique used to extract materials through a small access borehole, typically less than one-half of a metre in diameter, resulting in a very small disturbance to the surface. A mining tool containing a high-pressure water jet nozzle is lowered through the access borehole in the overburden and sandstone to the mineralized horizon. The high-pressure water jet is used to cut or erode the mineral-bearing ore and create a slurry, enlarging the hole to three to four metres in diameter. The slurry is sent to surface using a slurry pump or an air lift system. On the surface, through a series of vibrating screens and settling ponds, the water is separated from the cuttings and returned back to the hole. Each mined out cavity is backfilled after completion with a cemented mixture in the mineralized horizon, and with unmineralized drill cuttings in the remainder of the hole through the overlying sandstone and glacial overburden layers.

In 2012, a two hole test program was completed on the McClean North deposit. A total of approximately 511 tonnes of ore was recovered and will be processed in 2013 as part of the ramp up period prior to processing of the Cigar Lake ore.

In 2013, further evaluation of the 2012 program results and the initial planning for potential test mining of the Caribou deposit using SABRE will be carried out.

McClean Lake Underground Project

A feasibility study evaluating the mining of the McClean North, Caribou and Sue D deposits via conventional underground methods was completed in 2012.

The McClean North Deposits, discovered in the 1980’s, consist of a series of mineralized pods located approximately 165 metres below surface. These deposits were included in the 1991 McClean Lake feasibility study and are part of the approved 1991 McClean Lake Environmental Assessment. The Sue D deposit, discovered in the 1990’s, is located approximately 90 metres below surface and the Caribou deposit, discovered in the 2000’s, is located approximately 110 metres below surface. For further descriptions of the McClean North, Sue D and Caribou deposits see “Mineral Deposits – McClean Lake”.

Access to the deposits will be via a ramp from the existing SUE B open pit. This access approach allows development to proceed in significantly better ground conditions with reduced cost, schedule and environmental impacts. Underhand cut and fill mining method using pastefill as backfill will be employed to maximize recovery of the high value ore under poor ground conditions. Water management is a critical aspect of the design and has led to the incorporation of a freeze wall surrounding the McClean North and Caribou deposits. Production mining will be completed via mechanical excavation (i.e. roadheader) due to the ore grades and correspondingly high radiation exposures in McClean North and Caribou deposits, whereas a traditional drill and blast method will be used for Sue D. An average production rate of 270 tonnes per day is expected.

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A mining recovery of 95% and a mining dilution factor of 20% have been assumed. The summary of the projected mine production by deposit is shown in the following table.

Summary of Mine Production by Deposit

Deposit	Ore Production (Tonnes)	Grade (%U3O8)	Minable Metal(1) (M lbs. U3O8 )
Sue D	97,519	0.99	2.14
McClean North	204,326	2.26	10.19
Caribou	34,696	2.05	1.57
Total	336,541	1.87	13.90

Notes:

(1)	Minable metal is presented on a 100% basis.

Mine ventilation will be provided by four vent raises from surface excavated using blind boring methods or raiseboring method. Mine dewatering systems will be designed for 170% of anticipated inflows. A second independent system of the same capacity is planned to be on stand-by and will have a design capacity of 270% of potential estimated uncontrolled water inflows. All mine water will report to the SUE Water Treatment Plant. The nearby SUE C open pit provides emergency water storage.

Ore will be transported to the existing JEB Mill where no modifications are required to process the ore. Mill recoveries are predicted to be in the 97% range. Tailings and waste will be disposed of in the existing TMF. Construction of additional infrastructure is minimal due to the use of existing facilities.

The McClean North, Sue D and Caribou deposits are anticipated to produce approximately 13.5 million pounds U3O8 over a five year mine life following a three year development and construction period.

The capital cost of the project is currently estimated at Cdn$267.3 million. The mine, mill, site support and transport and other operating cost is estimated at Cdn.$24.01 per pound U3O8.

A production decision based on the outcome of the feasibility study has been deferred and will be reconsidered in 2013.

Midwest Project Development

The Midwest project, owned 25.17% by Denison, 69.16% by ARC and 5.67% by OURD, is host to two significant uranium deposits: the Midwest deposit, discovered in 1978; and the Midwest A deposit, which was discovered in 2004/2005.

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Midwest is located approximately 15 kilometres from the McClean Lake mill where the Midwest ore is planned to be processed. See “McClean Lake.”

Deposits

The Midwest deposit (see “Mineral Properties – Midwest”) will be the first to be mined. Various studies since its discovery in 1978 have examined the feasibility of mining by open pit, underground and SABRE methods. Mining by open pit has been selected as the currently preferred method.

Following the significant increase in the price of uranium starting in 2003, exploration resumed in an area about 3 kilometres northeast of the Midwest deposit. This work led to the discovery of the Midwest A deposit as well as a number of other significant mineralized zones. See “Mineral Exploration – Midwest.”

Development

In December 2005, the project description for the development of the Midwest deposit was submitted to the CNSC, the Environmental Assessment Branch of Saskatchewan Environment and the Canadian Environmental Assessment Agency. This project description contemplated the Midwest deposit being mined by open pit and a further expansion of the McClean Lake mill.

The development of this deposit will involve draining the Mink Arm of the South McMahon Lake in northern Saskatchewan to construct an open pit mine. Other deposits and extensions located to the north, south and in the basement could be developed once the pit nears completion. Ore from this deposit would be trucked over a dedicated haul road to the McClean Lake mill.

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In November 2007, the Midwest joint venture partners made a formal production decision to proceed with development of the Midwest deposit. The capital cost, including surface facilities, the water treatment plant, the haul road and the related mill expansion, was estimated at approximately Cdn$435 million. Expenditures were estimated to be as follows: Cdn$75 million for the water treatment plant, Cdn$115 million for de-watering wells, Cdn$100 million for infrastructure, Cdn$35 million for mobile equipment and maintenance facilities, Cdn$100 million for modification to the mill and Cdn$10 million for miscellaneous capital expenses.

In November 2008, the Midwest joint venture partners announced that the development of the Midwest project will be delayed for an indefinite period. The delay was the result of the global economic climate, delays and uncertainties associated with the regulatory approval process, increasing capital and operating costs and the depressed state of the uranium market. Based on an update of the capital cost estimates completed in 2008, the capital cost increased approximately 50% from the previous estimate of Cdn$435 million. Efforts to optimize the capital expenditures will continue to be made and the status of the project will be reviewed every six months.

In September 2011, the final version of the Midwest Project Environmental Impact Statement (“EIS”) was submitted to provincial and federal governments. The Comprehensive Study Report was drafted by the CNSC and circulated for federal, provincial and aboriginal review. In September 2012, the Midwest EIS was approved. In addition to the regulatory activities, a preliminary study evaluating the application of the SABRE mining method on the Midwest deposit is planned.

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Mineral Properties

Steve Blower, P.Geo., the Company’s Vice President Exploration, who is a “Qualified Person” in accordance with the requirements of NI 43-101, is responsible for the mineral resource estimates for the Company’s properties in Canada and Zambia and all disclosure of scientific or technical information concerning mineral projects in those countries in this AIF.

Terry Wetz, P.E., the Company’s Vice President Project Development, who is a “Qualified Person” in accordance with the requirements of NI 43-101, is responsible for the mineral resource estimates for the Company’s properties in Mongolia and all disclosure of scientific or technical information concerning mineral projects in that country in this AIF.

Summary of Mineral Reserves and Mineral Resources

The following tables show the Company’s estimate of mineral reserves and mineral resources as of December 31, 2012. NI 43-101 requires mining companies to disclose mineral reserve and resource estimates using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Denison reports mineral reserves and mineral resources separately.

Proven Mineral Reserve Estimates

	100% Basis			Company Share
Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean - Ore Stockpile	94.3	0.41	845	190

Measured Mineral Resource Estimates(1)(2)

	100% Basis			Company Share
Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
Mutanga - Mutanga	1,880.0	0.048	1,992	1,992

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Indicated Mineral Resource Estimates(1)(2)

	100% Basis			Company Share
Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean - Caribou	39.5	3.13	2,724	613
McClean - Sue D	122.8	1.05	2,840	639
McClean North	206.4	2.75	12,468	2,805
Midwest(3)	354.0	5.50	42,900	10,800
Midwest A	464.0	0.57	5,800	1,460
Wheeler - Phoenix	152.4	15.60	52,300	31,380
Mongolia - Hairhan	12,261.0	0.07	19,780	16,813
Mutanga - Mutanga	8,400.0	0.03	5,817	5,817

Total Indicated Mineral Resources				70,327

Inferred Mineral Resource Estimates(1)(4)

	100% Basis			Company Share
Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean - Sue E (5)	483.4	0.69	7,300	1,643
McClean - Sue D	24.2	0.39	209	47
McClean North	3.3	0.79	58	13
Midwest	25.0	0.80	400	101
Midwest A	9.2	21.23	4,300	1,082
Wheeler - Phoenix	11.6	29.80	7,600	4,560
Mongolia - Hairhan	5,536.0	0.05	5,811	4,939
Mutanga - Mutanga	7,230.0	0.02	3,287	3,287
Mutanga - Dibwe	17,040.0	0.02	8,967	8,967
Mutanga - Dibwe East	39,800.0	0.03	28,246	28,246
Mutanga - Mutanga Ext	500.0	0.03	400	400
Mutanga - Mutanga East	200.0	0.03	100	100
Mutanga - Mutanga West	500.0	0.03	400	400

Total Inferred Mineral Resources				57,785

Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	The measured and indicated mineral resources were estimated at various cut-off grades. They are:

•	McLean Lake:	0.10% U3O8
•	Caribou:	0.35% U3O8
•	Midwest:	0.30% U3O8
•	Midwest A:	0.05% eU (0.059% eU3O8 )
•	Phoenix:	0.80% U3O8
•	Mongolia:	0.02% U (0.024% U3O8 ), minimum thickness of 2.0m
•	Mutanga:	0.01% U3O8
(3)	The Company’s share of the indicated mineral resources at Midwest also contains 4.35% nickel (8.55 million pounds) and 0.34% cobalt (0.68 million pounds).

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(4)	The inferred mineral resources were estimated at various cut-off grades. They are:

•	McLean Lake:	0.10% U3O8
•	Midwest:	0.30% U3O8
•	Midwest A:	0.05% eU (0.059% eU3O8 )
•	Phoenix:	0.80% U3O8
•	Mongolia:	0.02% U (0.024% U3O8 ), minimum thickness of 2.0m
•	Mutanga:	0.01% U3O8
	Dibwe, Dibwe East:	0.01% U3O8
•	Mutanga Extension
	East and West:	0.02%
(5)	The operator conducted confirmatory drilling on a portion of these mineral resources outside the designed pit and late in 2006 submitted a preliminary analysis detailing an inferred mineral resource of 2 million pounds on a 100% basis in this area, as compared to the 7.3 million pounds that Scott Wilson RPA has estimated. As at December 31, 2011, Scott Wilson RPA has not re-estimated the mineral resource using the new drill information.

The mineral reserve and mineral resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 and discussed in greater detail in this section of the AIF, except summary information above on Denison’s mineral reserve estimates was prepared from the year-end stockpile survey reported by ARC, the operator of the McClean Lake joint venture. The Midwest probable mineral reserve estimates have been reclassified by the Company to indicated mineral resources as a result of the decision not to proceed with the project at this time.

The reconciliations shown below detail the changes from the Company’s mineral reserve and mineral resource estimates reported for the period December 31, 2011 to December 31, 2012. In June 2012, Denison sold its subsidiaries which held the U.S. Mining Division to Energy Fuels Inc pursuant to the EFR Arrangement. The primary assets included in this transaction included the White Mesa mill (a uranium and vanadium processing plant in Utah), the Arizona Strip Mines, the Colorado Plateau Mines, the Daneros Mines and the Henry Mountains Complex. Estimates of mineral reserves and resources in the former U.S. Mining Division are not included in this AIF.

Reconciliation of Denison’s Share of Proven Mineral Reserves

(in thousands of pounds U3O8 )

Reserves	December 31, 2011	2012 Additions (Deletions)	December 31, 2012
McClean – Ore Stockpile	169	21	190

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Reconciliation of Denison’s Share of Mineral Resources(1)(2)

(in thousands of pounds U3O8 )

Resources	December 31, 2011	2012 Additions (Deletions)(3)	December 31, 2012
McClean - Caribou
Indicated	613	0	613
McClean - Sue E
Inferred	1,643	0	1,643
McClean - Sue D
Indicated	639	0	639
Inferred	47	0	47
McClean North
Indicated	2,823	(18)	2,805
Inferred	13	0	13
Midwest
Indicated	10,800	0	10,800
Inferred	101	0	101
Midwest A
Indicated	1,460	0	1,460
Inferred	1,082	0	1,082
Wheeler - Phoenix
Indicated	21,383	9,997	31,380
Inferred	2,287	2,273	4,560
Mongolia - Hairhan
Indicated	13,846	2,967	16,813
Inferred	4,068	871	4,939
Mutanga
Measured	1,992	0	1,992
Indicated	5,817	0	5,817
Inferred	41,400	0	41,400

Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.
(3)	Additions or deletions of mineral resources include reassessment of geological data, new or updated technical reports, adjustments in ownership percentages and ore mined under the SABRE mining program.

McClean Lake

Property Description and Location

The McClean Lake project is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD (7.5%). ARC is the operator/manager of the project. Denison, ARC and OURD also jointly own the nearby Midwest project. Mineralization mined at Midwest is planned to be milled at McClean Lake.

The McClean Lake facility is located approximately 26 kilometres west of the Rabbit Lake mine and approximately 750 kilometres north of Saskatoon.

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The mineral property consists of four mineral leases covering an area of 1,147 hectares and 13 mineral claims covering an area of 3,111 hectares. The right to mine the McClean Lake deposits was acquired under these mineral leases, as renewed from time to time. Mineral leases are for terms of 10 years with the right to renew for successive 10-year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the four mineral leases must be renewed between November 2015 and August 2016. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the mineral claims is secure until at least 2023. It is expected that the leases will be renewed in the normal course, as required, to enable all the McClean Lake deposits to be fully exploited.

For additional information on mineral leases, mineral claims and surface leases. See “Government Regulation – Land Tenure.”

The uranium produced from the McClean Lake deposits are subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended, see “Government Regulation – Canadian Royalties.” In addition, a royalty of 2% of the spot market price on all U3O8 produced from the Sue E deposit is payable to the previous owner of a portion of the deposit.

Accessibility, Climate, Infrastructure and Physiography

Access to the McClean Lake site is by both road and air. Goods are transported to the site by truck over an all–weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from the project site.

The nearest permanent community is Wollaston Post, about 50 kilometres from the property. Workers commute to and from the site by aircraft landing at Points North then by bus to the site. While at the site, workers reside in permanent camp facilities. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.

Site activities are carried out all year, despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes that surround the area. Electric power is obtained from the provincial grid with stand–by power available as required.

All tailings from the McClean Lake processing facility are deposited in the TMF. In addition, the TMF has been designed to receive tailings from the processing of the high–grade Midwest and Cigar Lake ores.

The terrain at McClean Lake is typical of the Athabasca Basin area with glacial drift features following northeast–southwest trends to produce sand and gravel ridges. These ridges are surrounded by low–lying ground which is often water logged and dominated by muskeg. Small ponds and lakes cover over 25% of the area. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

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History

Canadian Occidental Petroleum Limited (“Canadian Oxy”) began exploring for uranium in northern Saskatchewan in 1974 in the area between the Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, Canadian Oxy entered into a joint venture agreement with Inco Limited. During a diamond drilling program in 1977, one of the 47 drilled holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics, electromagnetic surveys and diamond drilling was carried out.

Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow up drilling later that year confirmed the existence of significant unconformity type uranium mineralization. Subsequent exploration resulted in the discovery in 1980 of the McClean South zone and the JEB deposit in 1982. The Sue deposits were discovered between 1988 and 1991, and the Caribou deposit in 2002.

In 1993, the owners of the Midwest and McClean Lake projects agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged, resulting in the Company acquiring a 22.5% interest in McClean Lake.

Geological Setting

The McClean Lake uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement complex is composed of an overlying Aphebian aged supracrustal metasedimentary unit infolded into the older Archean gneisses. The younger Helikian aged, Athabasca sandstone was deposited onto this basement complex. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration

Uranium mineralization at McClean North was discovered in January 1979 following extensive airborne electromagnetic surveying and drilling in the McClean Lake area. Further drilling led to the discovery of the McClean South trend in 1980. In the late 1980s, further airborne and ground geophysics, percussion and reconnaissance diamond drilling and delineation diamond drilling were carried out on the McClean North deposits.

Following the discovery of the Sue A deposit in 1988, diamond drilling was continued along the Sue trend leading to the discovery of the Sue E deposit in late 1991; however, it did not undergo development drilling until 2001. Sue D was explored by diamond drilling from the surface from 1989 to 1992 with additional fill-in holes drilled between 1994 and 2001.

The Caribou deposit was discovered during a winter drilling program in 2002.

Mineralization

Excluding the JEB deposit, which was mined out several years ago and which is now used as the TMF, the McClean Lake mineral reserves and mineral resources are located along two “trends” of mineralization, the Sue trend and the McClean trend. The Caribou pod is a singular deposit at this time.

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The mineralized zones in the McClean trend occur as sausage–shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. The high grade part of the mineralized pods undulates from 13 metres above to 13 metres below the unconformity contact which is, on average, at a depth of 160 metres below the surface in this area. The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay–rich rocks. There are 11 discrete pods, arranged along two separate but parallel trends (termed the North and South zones) separated by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the combined zone. Uranium mineralization is hosted in hematitically altered clay–rich zones in which illite forms massive layers. Uranium occurs as fine–grained coffinite, as veinlets and nodules of pitchblende and as massive masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium.

The deposits of the Sue trend line up along the western flank of the Collins Bay dome. These deposits trend north-south along or near a steeply east-dipping unit of graphitic gneiss within a 4.2 kilometre long basement conductor. Mining has been completed at Sue A, Sue B, Sue C and Sue E. The Sue D deposit lies north of Sue E and south of the Sue C pit along the Sue trend. Uranium mineralization is hosted by faulted/fractured brecciated and altered graphitic paragneiss.

Caribou is an unconformity related deposit similar to such deposits as Collins Bay and Midwest. The Caribou mineralization is estimated at approximately 110 metres below surface and consists primarily of uranium oxides (uraninite and pitchblende) with a suite of nickel-cobalt arsenides in a clay-altered matrix within the sandstones and fault breccias in the basement. The mineralization is concentrated along the Athabasca sandstone basement unconformity.

Drilling

As of April 30, 1990, 416 diamond drill holes totaling 81,800 metres had been drilled into the McClean North and McClean South zones.

Sue D was explored by diamond drilling from surface from 1989 to 2001 with 70 holes totaling 13,395 metres drilled.

At Sue E, a total of 135 diamond drill holes have been cored for a total of 23,757 metres. Drill spacing was at 10 metre centres on 12.5 metre lines on all of the above properties. Open pit mining was completed in 2008; however there are mineral resources south of the existing pit wall that could be extracted by underground mining methods.

The Caribou deposit was explored in 2002 with the drilling of 44 diamond drill holes for a total of 7,022 metres. Holes were drilled on 12.5-metre sections at a spacing of 5 metres.

Sampling and Analysis

The following description applies to all exploration on the McClean Lake property.

Following the completion of a drill hole, the hole is radiometrically logged using a downhole slim-line gamma probe. The gamma-log results provide an immediate equivalent uranium value (eU3O8%) for the hole, which, except in high grade zones, is reasonably accurate. The gamma-log results, however, have not been used for the purposes of estimating mineral reserves.

Sample intervals are generally 500 millimetres long, except where higher or lower grade mineralization boundaries fall within the interval. In that case, two 250 millimetre samples are collected. Flank samples of 1.0 metre are always collected where mineralization is located. A background geochemistry sample is collected every 10 metres down the hole.

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All sampled core is split in half, one half retained and the other sent to an independent laboratory. Lost core is not an issue at the McClean project as core recovery has been good. Control samples are routinely assayed with each batch of core samples analyzed.

The mineralization in the various McClean deposits is highly variable in both mineralogy and uranium content. The principal minerals identified in the deposits are pitchblende, uraninite and niccolite. As a result of the highly variable uranium content, a variable density formula was developed for the McClean deposits. This formula was modified over the years to account for the fact that it originally tended to underestimate U3O8 content where the U3O8 values were associated with high values of nickel and arsenic.

Security of Samples

No opinion can be given regarding security of samples in the mid to late 1970s and the late 1980s other than to indicate that subsequent geological work and all metallurgical and geotechnical work have confirmed the results. All procedures reviewed follow generally accepted industry practice. A good demonstration of the reliability is that JEB and the Sue deposits (A, B, C, and E) have been mined out and more uranium has been recovered into stockpiles than had been estimated from surface drilling.

Mineral Reserve and Mineral Resource Estimates

Estimation procedures have evolved over the years. At the time of the feasibility study in 1990, polygonal methods were used for the JEB, the Sue A, the Sue B, the Sue C deposits and for the McClean zones. Prior to the start of mining at the JEB deposit, the mineral reserves were re–evaluated using computerized methods whereby block models were constructed and geostatistical methods were implemented. Much more recently, these figures have been further fine tuned using Whittle pit optimization software. Appropriate tests and audits of the databases on all the McClean deposits have been carried out by qualified Denison personnel. In the case of JEB, Sue C and Sue B, the amount of U3O8 recovered into stockpiles was higher than that estimated from surface drilling.

The Company received a technical report from Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), now RPA Inc., dated November 21, 2005, as revised February 16, 2006, on its mineral reserves and mineral resources at certain of the deposits at McClean Lake in which it has an interest entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” (the “McClean Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. and James W. Hendry, P. Eng., are the independent Qualified Persons for the McClean Technical Report for the purposes of the requirements of NI 43-101. The mineral resource estimates for Caribou, as reported in the McClean Technical Report, are as shown in “Mineral Properties – Summary of Mineral Reserves and Resources.”

In preparing the McClean Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources at the applicable properties, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC.

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For the Sue E deposit, Scott Wilson RPA constructed a block model using indicator kriging to both map out and geologically constrain mineralized areas. A block that had at least one nearby composite within 10 metres of its centre, and that had composites from at least two different drill holes in its search neighbourhood was classified as part of the indicated mineral resource. The indicated mineral resource was evaluated by Scott Wilson RPA using Whittle economic evaluation software showing that the Sue E pit economics were robust and mineral reserves were estimated. Mining was completed at the Sue E pit during 2008 recovering about 91% of the probable mineral reserves estimated by Scott Wilson RPA. Scott Wilson RPA classified approximately 7.3 million of the pounds outside the current pit as inferred mineral resources. Confirmatory drilling in 2006 by the operator has indicated that this may be reduced to 2.0 million pounds. Scott Wilson RPA has not re-estimated the mineral resources based on this drilling. Denison anticipates that underground mining methods will be used to extract this material.

The mineral resource estimate for the Caribou deposit is based on a block model for which grade was interpolated using ordinary kriging. Since there were no plans for the mining of this deposit at the date of the McClean Technical Report, the economic potential was not evaluated and mineral reserves were not estimated.

The Company received a technical report from Scott Wilson RPA dated March 31, 2006 on its mineral resources at the Sue D deposit entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “Sue D Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. and James W. Hendry, P. Eng., are the independent Qualified Persons for the Sue D Report for the purposes of the requirements of NI 43-101. Scott Wilson RPA carried out an independent mineral resource estimate for Sue D by conventional 3-D computer block modeling. A minimum vertical mining width of two metres was employed with a 0.1% U3O8 cut-off.

Due to the significant increase in the price of uranium from 2004 to 2006, Denison requested Scott Wilson RPA to re-evaluate the uranium resources in the McClean North trend that are amenable to other methods of mining. The original McClean Technical Report had only evaluated mineral resources and mineral reserves of the high grade portions under the assumption that they would be mined using a blind shaft mining method. The Company received a technical report from Scott Wilson RPA dated January 31, 2007, on the mineral reserves and resources at the McClean North uranium project entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “McClean North Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. is the independent Qualified Person for the McClean North Technical Report for the purposes of the requirements of NI 43-101.

The re-evaluation of McClean North was carried out by conventional 3-D computer block modeling. Wire frames were constructed for each of pods 1, 2 and 5. The estimate included internal dilution, but not external dilution, and was carried out at a 0.1% U3O8 cut-off. This mineral resource estimate is based entirely on diamond drill information. Block cell dimensions were selected at 8 metre model grid east west x 5 metre model grid north south and a 2 metre bench height or approximately 180 tonnes/block. Scott Wilson RPA constructed a mineral resource wireframe based on kriging, and constructed a special waste wireframe, that generally surrounds the mineral resource wireframe, using similar kriging parameters but with larger search distances. Subsequent to this report, the Company reviewed the block model and estimation procedures and revised slightly the mineral resource estimate for the McClean North deposit.

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Midwest

Property Description and Location

The Midwest and Midwest A uranium deposits at the Midwest project are two of several high-grade deposits at or near the contact between the basement complex and the sandstone in the Athabasca Basin in northern Saskatchewan. Midwest is owned by Denison (25.17%) and its joint venture partners, ARC (69.16%) and OURD (5.67%). ARC is the operator/manager. Denison, ARC and OURD are also the joint venture partners in the McClean Lake joint venture and the owners of the McClean Lake mill where the Midwest ore is planned to be milled.

The Midwest project is located near South McMahon Lake approximately 15 kilometres from the McClean Lake mill. The site is approximately 750 kilometres north of Saskatoon.

Since the completion of the underground test mine at the Midwest deposit in 1988 and 1989, the site has been under an environmental monitoring and site security surveillance program. At present, there is an inactive water treatment plant, two water storage ponds and a core storage area on the site and a dam in the Mink Arm of South McMahon Lake. All of the facilities used in the test mine program and all of the existing surface facilities are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1988 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The Midwest surface lease covers an area of approximately 646 hectares.

The mineral property consists of three contiguous mineral leases covering an area of 1,426 hectares. The right to mine the Midwest deposit was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive subsequent 10 year periods, provided that the leaseholders are not in default pursuant to the terms of the lease. The term of one of the mineral leases expires in December 2013 and the other two expire in December 2018. The Company expects that the leases will be renewed in the normal course, as required, to enable the Midwest deposit to be fully exploited.

For additional information on mineral leases and surface leases, see “Government Regulation – Land Tenure.”

The uranium produced from the two Midwest deposits will be subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended. See “Government Regulation – Canadian Royalties.” In addition, a portion of Denison’s interest in the Midwest project (i.e. 5.5% of the project reducing to 3.44% after payout) is subject to a sliding–scale, gross overriding royalty ranging from 2% to 4% payable to two previous owners of a portion of the Midwest project.

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Accessibility, Climate, Infrastructure and Physiography

Access to the Midwest project is by both road and air. Goods are transported to the site by truck over an all–weather road that connects to the provincial highway system. Air transportation is provided through the Points North airstrip approximately 4 kilometres from the project site. The nearest permanent community is Wollaston Post, about 70 kilometres from the property on the other side of Wollaston Lake.

Site activities are carried out all year despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes that surround the area. Electric power can be accessed from the provincial grid through nearby Points North.

No tailings storage areas are expected to be required at Midwest since it is planned that all Midwest ore will be transported to the McClean Lake mill for processing, with all resulting tailings being disposed of in McClean Lake’s licensed TMF.

Surface facilities and infrastructure at the Midwest project will consist of a water treatment plant and other facilities necessary to support the mining operation and the ore shipment activities. Ample area for these facilities is available on the existing surface lease.

The terrain at Midwest is typical of the Athabasca Basin area with glacial drift features following northeast-southwest trends to produce sand and gravel ridges. These ridges are surrounded by low lying ground which is often water logged and dominated by muskeg. Over 25% of the area is covered by small ponds and lakes. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History

Initial exploration work in the vicinity of the two Midwest deposits began in 1966. Canada Wide Mines Ltd., a subsidiary of Esso Resources Canada Ltd., was operator of the project from 1968 to 1982. From 1968 to 1975, exploration was carried out on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium mineralized boulders were found. In 1974, the exploration permit was changed to mineral leases.

During the winter season of 1977, one of the holes drilled through the unconformity encountered mineralization. In January 1978, the Midwest deposit was intersected by the first drill holes. During 1978 through 1980, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases.

In 1987, Denison acquired a 45% interest in the Midwest project and became the operator. An underground test mine program was completed in 1989 which confirmed the results of the surface drilling program and identified a high-grade mineral reserve containing 35.7 million pounds of U3O8 at an average diluted grade of 4.5% U3O8, mineable by underground methods.

In 1993, the respective owners of McClean Lake and Midwest combined their interests to make one complementary project with one mill at McClean Lake. In order to accomplish this, a portion of Denison’s interest in Midwest was exchanged for an interest in McClean Lake. This transaction, together with several related ownership changes, resulted in Denison’s ownership interest in Midwest being reduced to 19.5% and Minatco, ARC’s predecessor in title, becoming the operator.

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In 1999, Denison increased its interest in Midwest by 5.50% through the exercise of first refusal rights. With the uncertainty of the timing and costs of the Midwest development and the desire to eliminate the obligation to pay advance and future royalties on production from Midwest, Denison decreased its interest in Midwest from 25% to 19.96% effective March 31, 2001. ARC, the operator/manager of Midwest, also reduced its interest from 70.5% to 54.84% for the same reason.

At the end of 2004, in order to take advantage of rapidly increasing uranium prices, Denison again increased its interest at Midwest, along with its joint venture partners, by buying the 20.70% interest in Midwest then held by Redstone Resources Inc. This purchase permitted Denison to acquire a further 5.21% interest in Midwest, bringing its interest to 25.17%. ARC’s interest increased to 69.16% and OURD’s interest increased to 5.67%.

Exploration activities resumed in 2004 some three kilometres to the northeast of the Midwest deposit to test ground around a historic hole MW338 that had returned an isolated intercept of 3.8 metres at 6.9% U3O8. Continuing exploration identified the Midwest A deposit and several other mineralized areas, including the Josie Zone, lying between the Midwest and the Midwest A deposits.

Geological Setting

The Midwest uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement rocks are Aphebian–aged, are termed the Wollaston Group, and are essentially graphitic pelitic metasediments. These pelitic metasediments form a steeply dipping syncline which trends northeast. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration

Initial work on the property was a regional airborne geophysical survey, which located conductors below the sandstone cover. Ground prospecting identified a radioactive boulder field, and subsequent drill testing of the conductors located the mineralization in 1978.

After Denison acquired a 45% interest in the project and became the operator in 1987, an underground exploration test mine program was initiated at the Midwest deposit. From the fall of 1988 through April 1989, a 3.7 metre diameter shaft was sunk to a depth of 185 metres on the west shore of the Mink Arm of South McMahon Lake. From a depth of 170 metres, a crosscut was driven a total of 180 metres east. At the end of the crosscut, a blind-hole boring rig was installed to test the unconformity and related mineralization. Blind–hole boring of two 1.2 metre diameter holes through the mineralization was then carried out.

The two known uranium occurrences in the area (Midwest deposit and Midwest A deposit) lie along a long resistivity low corresponding to a conductor associated with the graphite-bearing gneissic units of the basement. The other exploration tool of choice is rock geochemistry and clay mineralogy in drill hole core samples, mostly to define alteration haloes in the overlying Athabasca sandstone.

Mineralization

The Midwest deposit is sausage–shaped, 215 metres long with two main pods of high–grade mineralization separated by a 50 metre long section of low grade disseminated mineralization.

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The average width is 80 metres with a maximum of 128 metres. Thickness of the zone averages 10 metres with a maximum of 30 metres. Overall, the deposit is high grade at 5.50% U3O8. Nickel and arsenic average grades are high, at 4.35% and 5.3% respectively.

The Midwest deposit is representative of a typical unconformity type zone, whereby 99.5% of the resources are located at the basement sandstone contact either in the basal conglomerate or in the upper basement unit.

Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. These are termed “perched” and “deep basement mineralization” respectively.

The Midwest A deposit is located at a depth of between 175 and 210 metres below the surface. It consists of several sub-parallel high-grade mineralized zones. These zones are surrounded by low-grade remobilized and clay-rich mineralization. The mineralized zones also exhibit structurally controlled roots that extend as much as 70 metres beneath the unconformity.

Drilling

Over 650 drill holes have tested the Midwest property prior to 2004, of which 100 surface (and wedged extensions) and three underground holes have been used for resource estimations. Eighty of these are NQ diamond drill holes from the surface, 20 are PQ holes drilled for metallurgical test work, and three are confirmation holes drilled from the underground crosscut. All of the surface holes were geologically and geotechnically logged and sampled by previous owners, while the underground holes were logged and sampled by Denison.

Of the 103 holes used for estimation of the Midwest resources, 22 did not have downhole survey information and therefore were assumed to be vertical. A statistical analysis carried out in 1982 indicated that at the 285 metre level, these supposedly vertical holes could have deviated by as much as 12 metres with an average of roughly five metres. Sensitivity studies have been carried out and indicate that, if the block boundaries remain fixed, the uncertainty in hole location for these 22 holes causes a fluctuation of 8% in tonnes, 5% in metal content and 3% in grade.

The mineral resource estimate for Midwest A is based on 85 core holes drilled between 2005 and 2007, as well as 29 vertical core holes drilled in 1979 and 1980, and in 1989. Additional drilling has been carried out since the date of the mineral resource estimate.

Sampling and Analysis

Due to the nature of the mineralization, lost core is a significant issue. Lost core ranges between 0% and 50%, with an average core loss of 33% for the drill holes included in the mineral resource estimation for the Midwest deposit. The original owners initiated a convention which is conservative and has withstood many audit procedures over the years. The value assigned to lost core is the lowest assay of recovered material from one of three samples. These samples are: (1) the sample within which the lost core occurs; (2) the sample immediately above the one containing the lost core; and, (3) the sample immediately below the one containing the lost core.

Core recovery from the 2005 to 2007 Midwest A drilling was substantially improved in relation to earlier drilling, with 86% overall core recovery. The sections of poor core recovery occur with more frequency in the sandstone just above the unconformity.

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Geochemical rock samples from the 2005 to 2007 drilling were shipped to and analysed by Saskatchewan Research Council Geoanalytical Laboratories (“SRC”) in Saskatoon. Quality control procedures in place at SRC include a systemic insertion of blanks, duplicates and standards. Radiometric data are converted into % eU in a standard manner.

Security of Samples

No opinion can be given regarding security of samples by the previous owners in the mid to late 1970s, other than to indicate that subsequent geological work, and all metallurgical and geotechnical work, including the sinking of a shaft and a test mining program in the late 1980s, have given no cause to doubt the veracity of the samples from which the mineral resource estimations are based. The best confirmation that proper security of samples was maintained is the previously mentioned report on the assay data, where the assay data base was checked at two external labs and found to contain an average variation of only 4% for values greater than 0.5% U3O8.

No special security measures have been used for the core samples from drilling since 2005. Samples were transported to the core shack and logging facility in sealed, standard, wooden core boxes, where they were photographed, logged, radiometrically scanned and, in some cases, split or chipped. Bagged samples were shipped to SRC in plastic pails or metallic containers.

Mineral Reserve and Mineral Resource Estimates

From June 1978 to October 1980, there were a total of 13 discrete “reserve estimation” reports published on the Midwest deposit by the previous owners.

The Company retained Scott Wilson RPA to independently review and audit its previously reported mineral reserves and resources in accordance with the requirements of NI 43-101. The Company received a technical report from Scott Wilson RPA dated June 1, 2005, revised on February 14, 2006, on its mineral reserves and resources at the Midwest uranium project entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” (the “Midwest Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo., James W. Hendry, P. Eng. and Luke Evans, M.Sc., P. Eng. are the independent Qualified Persons for the Midwest Technical Report for the purposes of the requirements of NI 43-101.

In preparing the Midwest Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC. For the purpose of the economic analysis for determining open pit mineral reserves for the deposit, Scott Wilson RPA used a 0.3% U3O8 mining cut-off, mining costs based on previous actual operating experience at Sue C, historical milling costs at the JEB mill and a uranium price of $23.20 per pound of U3O8. Scott Wilson RPA constructed a block model based on a total of 265 surface drill holes. Scott Wilson RPA adopted the ARC unconformity and sandstone mineralization interpretation with some minor modifications. The total mineral reserve in the Scott Wilson RPA estimate is approximately 24% greater than the previously reported estimates due to the addition of the South Extension Zone and increased U3O8 grade estimates due to the application of a density weighted methodology. This block model was then used as the basis for evaluation of open pit economics using an industry standard Whittle software analysis program. As a result of increased costs and other economic factors, the Midwest mineral reserves were reclassified to mineral resources in 2008 pending a decision to proceed with the development of the Midwest deposit.

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Midwest Mineral Resources (1)(2)(3)(4)(5)

	100% Basis			Company Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(,000)	(% U3O8)	(,000)	(,000)
Indicated	354.0	5.50	42,900	10,800
Inferred	25.0	0.80	400	101

Notes:

(1)	The Midwest Technical Report estimated probable mineral reserves but they were reclassified by the Company to indicated mineral resources in 2008 as a result of the decision not to proceed with the development of the project at this time.
(2)	The cut-off grade for the Midwest indicated mineral resources is 0.30% U3O8.
(3)	The indicated mineral resources also contain 4.35% nickel (Company share of 8.55 million pounds) and 0.34% cobalt (Company share of 0.68 million pounds).
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(5)	Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

Geostat was retained to complete an independent technical review of the Midwest A uranium deposit. Geostat’s review was carried out and a report was prepared in compliance with the standards of NI 43-101. The Company received Geostat’s report on the mineral resources of the Midwest A deposit, dated January 31, 2008, entitled “Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada” (the “Midwest A Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Michel Dagbert, P. Eng is the independent Qualified Persons for the Midwest A Technical Report for the purposes of the requirements of NI 43-101.

In preparing the Midwest A Technical Report, Geostat delineated mineralized envelopes on drill section planes at 25 metre intervals, mostly based on equivalent uranium grades and a cut-off of 0.05% eU. As a general rule, the mineralized shapes look simple on both extremities of the zone while they seem to have a more complex geometry in the centre part of the zone. In that centre part, a small high-grade pod is defined within the outline of the mineralized zone itself around a few intercepts of significant length and consistently showing high grades, generally above 10% eU.

Once mineralized solids and the location and cut-off grades of composites within those solids were defined, the next step was to fill the solids with small blocks on a regular grid and interpolate the grade of each block from the grades of composites close to the blocks. Blocks of the current mineral resource model are 10 x 10 x 3 metres and they are oriented along the strike of the deposit. The procedure used calculates the proportion of each mineralized solid in each mineral resource block on the regular grid. All together, 1,461 mineral resource blocks have some mineralized material with proportions ranging from 0.6% to 100%, and an average of 47.6%.

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Volumes of mineralized material of each solid, obtained by adding block fractions, are reasonably close to the mineralized solid volumes. For the low-grade solids, the interpolation of the uranium grade of the block fraction in a given solid is done with ordinary kriging following search conditions as defined by variography routines. With the above conditions, the grade of all low-grade fractions in the 1,461 blocks can be interpolated. For the high-grade solid (only 73 blocks with some fraction of that material from 0.2% to 49.2%), no local block grade interpolation was attempted. An 18% U fixed value (reasonably close to the average composite grade of 18.6% U) has been assigned to all block fractions. This approach corresponds to kriging with a pure nugget effect variogram.

The mineral resource block model leads to mineral resource estimates provided that volumes are converted into tonnages. Since at this time, there are no density measurements from Midwest A core samples, densities used are based on the density model defined for the nearby Midwest deposit. In this model, fixed densities (from 2.24 to 2.34 tonnes per cubic metre) are assigned to material in given uranium grade categories (from 0 to 6% U), and a fixed density of 2.8 tonnes per cubic metre is used for the high-grade material.

Geostat classified the Midwest A mineral resources as follows:

Midwest A Mineral Resources(1)(2)(3)(4)

	100% Basis			Company Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(,000)	(% U3O8)	(,000)	(,000)
Indicated Inferred	464.0 9.2	0.57 21.23	5,800 4,300	1,460 1,082

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The cut-off grade is 0.05% eU.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(4)	Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

Other Midwest Information

For taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes.”

Wheeler River Property

Property Description and Location

Denison has a 60% interest in the Wheeler River Joint Venture consisting of 19 unsurveyed mineral claims totaling 11,720 hectares in northern Saskatchewan. Denison has been the operator since November 10, 2004. The other partners are Cameco (30%) and JCU (Canada) Exploration Company, Limited (“JCU”) (10%). There are no back-in rights or royalties applicable to this property. There is an annual requirement of $0.3 million either in work or cash to maintain title to the mineral claims. Based on previous work submitted and approved by the Province of Saskatchewan, title is secure until 2031.

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The Phoenix deposit lies within the Wheeler River property located along the eastern edge of the Athabasca Basin in northern Saskatchewan and is located approximately 35 km north-northeast of the Key Lake mill and 35 km southwest of the McArthur River uranium mine.

The map on the following page shows the Wheeler River property and the location of the Phoenix deposit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Phoenix deposit is by road or air from Saskatoon. The Phoenix deposit is well located with respect to all-weather roads and the provincial power grid. Vehicle access to the property is by the provincial highway system to the Key Lake mill then by the ore haul road between the Key Lake and McArthur River operations to the eastern part of the property. An older access road, the Fox Lake Road, between Key Lake and McArthur River, provides access to most of the northwestern side of the property. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain-vehicle to the rest of the property.

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The climate is typical of the continental sub-arctic region of northern Saskatchewan, with temperatures ranging from +32°C in summer to -45°C in winter. Winters are long and cold, with mean monthly temperatures below freezing for seven months of the year. Winter snow pack averages 70 cm to 90 cm. Freezing of surrounding lakes, in most years, begins in November and breakup occurs around the middle of May. The average frost-free period is approximately 90 days. Field-operations are possible year round with the exception of limitations imposed by lakes and swamps and the periods of break-up and freeze-up.

Average annual total precipitation for the region is approximately 450 mm, of which 70% falls as rain, with more than half occurring from June to September. Snow may occur in all months but rarely falls in July or August. The prevailing annual wind direction is from the west with a mean speed of 12 km/hr.

La Ronge, roughly 170 km south of the project, is the nearest commercial/urban centre where most exploration supplies and services can be obtained. The operating Key Lake mill complex is approximately 35 km southwest of the property. Personnel working on the project commute from a number of designated communities by air.

Field operations are currently conducted from Denison’s Wheeler River camp, three kilometres due southwest of the Phoenix deposit. The camp provides accommodations for up to 30 exploration personnel. Fuel and miscellaneous supplies are stored in existing warehouse and tank facilities at the camp. The site generates its own power. Abundant water is available from the numerous lakes and rivers in the area.

The property is characterized by a relatively flat till plain with elevations ranging from 477 metres to 490 metres above sea level. Throughout the area, there is a distinctive north-easterly trend to landforms resulting from the passage of glacial ice from the northeast to the southwest. The topography and vegetation at the Phoenix deposit are typical of the taiga forested land common to the Athabasca Basin area of northern Saskatchewan. The area is covered with between 30 metres to 50 metres of overburden. The terrain is gently rolling and characterized by forested sand and dunes. Vegetation is dominated by black spruce and jack pine, with occasional small stands of white birches occurring in more productive and well-drained areas. Productive lichen growth is common to this boreal landscape mostly associated with mature coniferous stands and bogs.

History

The Wheeler River property was staked on July 6, 1977, due to its proximity to the Key Lake uranium discoveries, and was vended into an agreement on December 28, 1978 between AGIP Canada Ltd., E&B Explorations Ltd. and Saskatchewan Mining Development Corporation, with each holding a one-third interest. On July 31, 1984, each party divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison, to earn in to a 40% interest.

In late 2004, Denison entered into an agreement to earn a further 20% interest by expending Cdn$7,000,000 within six years. At that time, Denison became the project operator. In 2007, when the earn-in obligations were completed, the participating interests were: Denison, 60%; Cameco, 30%; and JCU: 10%.

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The former operator, Cameco, had identified a major geological unit termed the “quartzite ridge” and had noted extensive dravite (boron) alteration in the overlying sandstones. Cameco discovered several uranium mineralized intercepts that occurred in a variety of geological settings throughout the property.

During the initial years of its option, Denison targeted the west area, or footwall side of the quartzite ridge. In 2007, Denison completed a major DC resistivity survey to the north of an earlier Cameco 2003 resistivity survey. Interpretation of the 2007 resistivity survey lead to the recommendation for drilling three holes to test two separate resistivity lows, both interpreted to represent “alteration chimneys” within the Athabasca sandstone.

In the summer of 2008, as a direct result of the 2007 DC resistivity survey along the hanging wall of the quartzite ridge, two drill holes were located 600 metres apart along the same low resistivity trend. This drilling intersected a zone of characteristic sandstone alteration and uranium mineralization linked to unconformity-associated uranium deposits. All drill holes during the summer of 2008 intersected either uranium mineralization or very strong alteration close to mineralization.

Subsequent drill programs conducted during 2009 and 2010 established significant milestones in the advancement of the project in terms of demonstrating continuity and extending the mineralized zone for a strike length of greater than 900 metres.

Geological Setting

The Phoenix deposit is an Athabasca Basin unconformity-type uranium deposit lying along the eastern flank of the Athabasca Basin where undeformed, late Paleoproterozoic to Mesoproterozoic sandstones, conglomerates, and mudstones of the Athabasca Group unconformably overlie early Paleoproterozoic and Archean crystalline basement rocks. The local geology of the Phoenix deposit is very much consistent with the regional geology.

Uranium mineralization at the Phoenix deposit is of the unconformity-type, associated with the sub-Athabasca unconformity. These are generally interpreted to result from interaction of hydrothermal fluids at the intersection of local and regional faults with the unconformity. Two styles of mineralization have been traced over a strike length of 900+ metres along the Phoenix deposit. These are:

a)	Unconformity-hosted uranium mineralization: This is the most widespread and dominant style of mineralization identified to date and the basis for the mineral resource estimate. Mineralization forms as a sub-horizontal elongate lens that is developed in the lowermost Athabasca sandstone from 390 metre to 420 metre depths immediately above the sub-Athabasca unconformity, or straddling the unconformity and extending downward for several metres into the underlying basement Proterozoic Wollaston Group metasedimentary rocks. In some instances, the main mineralized zone is comprised of one to three (1-3 metre) thin, stacked zones. Uranium mineralization is spatially (and likely genetically) related to a northeast-southwest trending (55º azimuth) fault that dips 55º to the southeast. The structure has been named the WS fault.

Mineralization is monomineralic uranium as uraninite/pitchblende and may have some relationship to the extensions of the WS fault and its various hanging wall splays; hence, movement on these faults is interpreted to have continued after deposition of the lower members of the Manitou Fall Formation of the Athabasca Group. The WS fault and its hanging wall splays may have been the main conduit for the mineralizing fluids. Values of all accompanying metals are low, particularly in comparison with several other Athabasca Basin sandstone-hosted deposits, which can have very high nickel, cobalt, and arsenic grades.

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Mineralization is associated with extensive clay alteration and varying degrees of silicification and desilicification which affects densities of the lower sandstone. The principal clay minerals are illite, chlorite, kaolinite, and dravite, with alteration focused along structures propagating upward from the WS fault and associated splays, and probably does not exceed 100 metres width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix deposit is much more extensively bleached and clay altered than that to the southwest.

b)	Basement-hosted mineralization: This is the second type of mineralization, occurring along several portions of the Phoenix deposit. Basement hosted mineralization is developed as steeply dipping, discontinuous, thin (1-3 metre thick), parallel to sub-parallel zones along fractures associated with the WS fault for up to 20 metres below the sub-Athabasca unconformity, and vertically below the unconformity-hosted mineralization.

Exploration, Drilling, Sampling and Analysis

Since the discovery of Key Lake in 1975-1976, the Key Lake exploration model has emphasized the occurrence of uranium mineralization proximal to the sub-Athabasca unconformity at locations where graphitic pelite units in the basement meet the basal Athabasca sandstone. The graphitic pelite units are commonly intensely sheared in contrast to the physically more competent rock types that include non-graphitic pelite, semi-pelite, psammite, meta-arkose, or granite gneiss. Airborne and ground electromagnetic systems are commonly used to map conductive graphitic pelite units versus the relatively resistive and non-conductive quartz-feldspathic rock types.

However, since the discovery of the McArthur River deposit in 1988, the McArthur River exploration model has emphasized a different association of uranium mineralization and rock type. At McArthur River, one of the most significant rock types in the basement succession is a massive, homogenous, and competent quartzite. Mechanically, particularly compared to the adjacent layered members of the basement stratigraphy, the quartzite is extremely strong, and thus exerts an important control both in basement and post-Athabasca sandstone structural evolution. Both the footwall and hanging wall contacts of the quartzite unit, particularly if these contacts involve highly incompetent rocks such as graphitic pelite, become sites of major thrust, reverse, and strike-slip faults. Although these faults are loci for mineralization; the poor conductivity, low magnetic susceptibilities and specific gravity (density) values associated with the quartzite, as well as other quartz-feldspathic rocks, limits the effectiveness of airborne and ground geophysical methods in mapping these basement units. This is particularly so when they are covered by hundreds of metres of sandstone cover. Alteration haloes are typically larger than the deposit footprints, and are characterized by changes in mineralogy and major and trace elements. Therefore, lithogeochemistry of drill core samples is also an important exploration method.

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During the period 1978 through 2006, the operator of the joint venture conducted several small regional campaigns of drill testing geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys over the general Phoenix deposit area. During 2009, three drill programs were carried out, each of which established significant milestones in the advancement of the project. During the winter program, the first indications of significant mineralization came from Hole WR-258, which returned 11.2% U3O8 over 5.5 metres from a depth of 397 metres. The summer drill program continued to test the discovery, with hole WR-273 returning a value of 62.6% U3O8 over 6.0 metres at a depth of 405 metres. Mineralization was monomineralic pitchblende with very low concentrations of accessory minerals. Most of the mineralization occurs as a horizontal sheet at the sub- Athabasca unconformity where it meets a graphitic pelite unit in the basement. A further drill program in the fall of 2009 established continuity in this high-grade mineralized zone and extended the mineralized zone as a possibly continuous unit for a strike length of greater than one kilometre.

Denison geologists collect a suite of samples from each drill hole for determining the content and distribution of trace elements, uranium, and clay minerals (alteration). Denison obtains assays for all the cored sections through mineralized intervals. All samples for assay or geochemical species determination are sent to SRC in Saskatoon.

Several types of samples are collected routinely from drill core at Phoenix. These include:

•	systematic composite geochemical samples of both Athabasca sandstone and metamorphic basement rocks to characterize clay alteration and geochemical zoning associated with mineralization;

•	selective grab samples and split-core intervals for geochemical quantification of geologically-interesting material and mineralized material, respectively;

•	samples collected for determination of specific gravity; and

•	non-geochemical samples for determination of mineralogy to assess alteration patterns, lithology types and mineralization characteristics.

Selective samples form a quantitative assessment of mineralization grade and associated elemental abundances, while the systematic and mineralogical samples are collected mainly for exploration purposes to determine patterns applicable to mineral exploration. These sampling types and approaches are typical for uranium exploration and definition drilling programs in the Athabasca Basin.

For additional information on the protocols used by Denison and its consultants in the drilling, sampling and analysis of the Phoenix deposit, see “Mineral Exploration—Quality Assurance and Quality Control Procedures and Protocols – Athabasca Basin.”

Mineralization

The Phoenix deposit is located at a depth of approximately 400 metres below the surface. Mineralization is monomineralic uranium as uraninite/pitchblende. Values of all accompanying metals are low, particularly in comparison with other Athabasca uranium deposits, which can have very high values of nickel, cobalt and arsenic.

Mineralization and alteration has been traced over a strike length of approximately 900 metres. Since the discovery hole WR-249 was drilled in 2008, two distinct deposits (Phoenix A and B) of high-grade mineralization have been delineated along with two other zones of less well developed mineralization (Zones C and D) which are also less explored.

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Hydrothermal alteration around Phoenix is similar to other Athabasca Basin deposits. The sandstones are altered for as much as 200 metres above the unconformity, and exhibit varying degrees of silicification and desilicification (which causes many technical drilling problems), as well as dravitization, chloritization, and illitization. In addition, hydrothermal hematite and druzy quartz are present in the sandstone and often in the basement rocks. Alteration is focused along structures, propagating upward from the WS fault and associated splays, and probably does not exceed 100 metres width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix A deposit is much more extensively bleached and clay altered than that to the southwest.

Security of Samples

Drill core samples are collected and processed at Denison’s Wheeler River camp facility located on the property, which is off limits to outsiders. Samples are logged, split, bagged and stored in pails by Denison staff at the core preparation facility. Because the mineralized drill cores are classified as hazardous materials and are regulated under requirements governing the transport of dangerous goods, Denison staff have been trained in the proper handling and transport of the cores and deliver them from the core facility directly to the SRC facilities without outside contact.

SRC considers customer confidentiality and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC’s laboratories is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.

After the analyses are completed, analytical data are securely sent using electronic transmission of the results, by SRC to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results.

Mineral Resource Estimation

Denison completed an updated mineral resource estimate for Phoenix in December, 2012. Denison retained RPA, Inc. to independently review and audit the estimates and prepare a report in accordance with the requirements of NI 43-101 on the project. The Company received the report entitled “Technical Report on a Mineral Resource Update for the Phoenix Uranium Deposits” dated December 31, 2012 (the “Phoenix Report”) on January 16, 2013. A copy of this report is available on the Company’s profile on the SEDAR website at www.sedar.com. William E. Roscoe, Ph.D, P. Eng., is the independent Qualified Person for the Phoenix Technical Report for the purposes of the requirements of NI 43-101.

The updated Phoenix mineral resource estimate is as follows:

Phoenix Mineral Resources(1)(2)(3)

Category	Deposit	Tonnes (100% Basis)	Grade (% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 Company’s Share(4)
Indicated	A Deposit	133,500	15.8	46.5	27.9
Indicated	B Deposit	19,000	14.1	5.9	3.5
Total Indicated		152,400	15.6	52.3	31.4
Inferred	A Deposit	6,300	51.7	7.2	4.3
Inferred	B Deposit	5,300	3.5	0.4	0.3
Total Inferred(5)		11,600	29.8	7.6	4.6

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Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	Cut-off grade 0.8% U3O8.
(3)	Mineral resources are estimated with no allowance for mining dilution, mining recovery or process recovery.
(4)	Denison’s share is 60% of total mineral resources.
(5)	Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

This mineral resource estimate was carried out on a mix of chemical and radiometric probe data. Although there is a correlation between data, the probe grades tended to be lower in all of the subzones and are only used when the drill hole had less than 80% core recovery. Only 20% of the grade data used in the mineral resource estimate was radiometric probe data.

Mongolia: Gurvan Saihan Joint Venture

On March 13, 2007, Denison filed on the SEDAR website at www.sedar.com an independent technical report entitled “Technical Report on the Uranium Exploration Properties in Mongolia” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to its uranium properties in Mongolia (the “2007 Mongolia Report”). Thomas C. Pool, P.E. and Neil N. Gow, P. Geo. are the independent Qualified Persons for the 2007 Mongolia Report for the purposes of the requirements of NI 43-101.

On March 28, 2011, Denison filed on the SEDAR website an independent technical report entitled “Technical Report on the Hairhan Uranium Property in Mongolia” prepared by RPA Inc. in accordance with the requirements of NI 43-101 with respect to updated mineral resources estimated for the Hairhan project (the “2011 Mongolia Report”). Hrayr Agnerian, M.Sc. (Applied), P. Geo. and William E. Roscoe, Ph.D., P.Eng. are the independent Qualified Persons for the 2011 Mongolia Report for the purposes of the requirements of NI 43-101. Collectively, the 2007 Mongolia Report and 2011 Mongolia Report are referred to herein as the “Mongolia Technical Reports.”

Property Description and Location

Denison has been active in Mongolia for more than 18 years, and initial exploration commenced prior to the promulgation of the law on mineral resources in Mongolia in 1997 (“Mineral Law of Mongolia”). Denison’s property holdings are divided into two groups: (i) properties obtained prior to the Mineral Law of Mongolia and held within the GSJV with the Government of Mongolia; and (ii) exploration licences acquired by the GSJV since 1997 that were obtained subsequent to the enactment of the Mineral Laws of Mongolia. The following details the mineral resources estimated in the Mongolia Technical Reports. The other properties which Denison holds are covered in further detail in the section “Mineral Exploration – Mongolia.”

The GSJV holds four exploration licences that were obtained under an agreement with the Government of Mongolia (the “Mineral Agreement”) prior to the introduction of the Mineral Law of Mongolia. The GSJV licences have an area of 167,260 hectares and are located in the South Gobi region of Mongolia. This area is characterized as desert steppe and supports nomadic herdsmen.

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Properties Obtained Prior to 1997

The GSJV was formed in 1994 by Energy Fuels Nuclear (“EFN”), the Government of Mongolia, and Geologorazvedka, a Russian entity. EFN held a 70% interest in the GSJV, and the Mongolian and Russian participants each held a 15% interest. Denison acquired the assets of EFN, including its interest in the GSJV, in 1997 and is the Managing Director of the GSJV.

The initial properties obtained by the GSJV were granted under a Mineral Agreement with the Government of Mongolia. The Mineral Agreement grants properties exclusively to the GSJV and establishes the fiscal and operating policies under which the GSJV operates. Under the GSJV Founding Agreement:

•

The Government of Mongolia entered into the Mineral Agreement, granting the GSJV exclusive rights and permits to five areas without obligations for further licensing fees. This includes the obligation of the Government of Mongolia to provide all necessary authorizations, permits and licences needed by the joint venture to conduct business.

•	The Russian participant contributed all of the exploration data, records, and information it possessed for the five areas.

•	Denison was obligated to provide 100% of venture funding until the predetermined total had been reached (initially it was $4 million that then changed to $5.1 million).

The key provisions and terms of the Mineral Agreement include:

•

Exclusive rights granted to the GSJV for a period of 15 years, commencing in 1994, and for so long thereafter as the GSJV is conducting exploration, development or production activities on a specific property. Properties on which the GSJV is conducting exploration activities after 15 years must be put into development for the purposes of production within two years after cessation of exploration activities. The agreement will continue in effect after 15 years as to any property in development or production so long as such activities continue.

•	When Mongolia enacts new laws, the GSJV will not be subject to conditions, restrictions, taxes, or fees more severe than those effective at the time of approval of the Mineral Agreement.

•	No areas included in the Mineral Agreement can later be designated as closed, restricted or open to competitive bidding as long as the Mineral Agreement is in effect.

•

After the first four years of work, the GSJV may identify certain lands which are no longer of exploration interest and may release such lands from the Mineral Agreement. The GSJV and the Mongolian Government will negotiate a procedure and a schedule to release any such lands from the Mineral Agreement.

•	The initial funding obligation by Denison was to be fulfilled within four years in accordance with a schedule in the Mineral Agreement. This commitment was met in 1997.

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•

After the initial funding of the first $4 million (subsequently changed to $5.1 million) of GSJV expenditures, funding will be on the basis of equity share in the GSJV, and each partner will receive its equity share of net proceeds from mining operations.

•	Each participant is required to fund its own share of GSJV expenditures. However, the Company has been funding 100% of all expenditures of the GSJV after the initial funding obligation.

•

If a participant fails to fund its share of expenditures, such participant will be suspended from participating in the business and management of the GSJV, and will give up its rights to its share of profits until the participant providing funding on behalf of any non-funding participant has recovered from net profits of the GSJV an amount equal to 150% of contributions made on behalf of the non-funding participant.

•	Specific tax provisions for the GSJV are defined.

•	In addition to its 15% equity interest in the GSJV, the Government of Mongolia is entitled to a 4% production royalty.

•	Participants cannot assign their interest to another party without the written consent of the other participants.

•

The Government of Mongolia acknowledges that its 15% equity interest in the GSJV and its production royalty of 4% are its entire interest and waives any rights it may have had at the time the Mineral Agreement was entered into or under future law to take a greater interest or impose a greater royalty in the future.

•

The GSJV is entitled to apply to receive benefits or favourable provisions under new laws which contain terms or conditions that are more favourable to the GSJV than the conditions existing when the Mineral Agreement was approved.

Subsequent to the formation of the GSJV, Mongolia enacted the Mineral Law of Mongolia. The Mineral Law of Mongolia contains some conditions and provisions that were not consistent with the Mineral Agreement. However, the Mineral Agreement has been recognized as an “International Agreement” under the Mineral Law of Mongolia, and any inconsistencies between the Mineral Law of Mongolia and the Mineral Agreement have, thus far, been resolved in favour of the provisions of the Mineral Agreement.

In July 2009, the Great State Khural (the Parliament of Mongolia) enacted the Nuclear Energy Law of Mongolia (the “Nuclear Energy Law”). The Nuclear Energy Law granted authority to the Mongolian Nuclear Energy Agency (“NEA”), a new regulatory authority for all uranium and nuclear matters in Mongolia, and created a framework for all aspects of uranium resource development in Mongolia. The NEA has considerable autonomy and reports directly to the Prime Minister rather than through any of the existing government agencies. Authority for all uranium exploration and mining licences was transferred from the Ministry of Mineral Resources and Energy to NEA. Regulatory and licensing actions are now also under the NEA.

A new Mongolian state-owned uranium company, MonAtom LLC (“MonAtom”), was created by the Nuclear Energy Law and has been designated as the Mongolian Government’s participating entity in all uranium projects in Mongolia, and is thus the Mongolian partner in the GSJV.

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There are a number of provisions under the Nuclear Energy Law that could have a significant adverse affect on the GSJV, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest in each property at no cost to the Mongolian Government, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia. This share interest would continue to be held by MonAtom. The Company and MonAtom started restructuring the GSJV in March 2012 to meet the requirements of the Nuclear Energy Law. In preparation for this restructuring, the Company acquired the Russian participant’s interest in the GSJV for nominal cash consideration and release of the Russian participant’s share of unfunded joint venture obligations.

A revised Shareholders’ Agreement has been drafted to reflect the revised ownership structure of the GSJV, with MonAtom holding a proposed 34% share. As of the date hereof, the draft Shareholders’ Agreement is under review.

The GSJV and the Ministry of Mineral Resources and Energy completed the process of extending the terms of the GSJV’s licences in accordance with the Mineral Law of Mongolia and the terms of the Mineral Agreement. The four original GSJV exploration licences remained valid under normal license provisions until January 2012. Applications for mining licenses, including requisite technical reports and data, were submitted to NEA in November and December 2011. In January 2012, NEA accepted payment from the GSJV of annual license fees in the amounts normally payable for exploration licenses, pending review of the applications and issuance of mining licenses. The GSJV licenses continued to be held as exploration licenses through 2012 and into 2013. Various agencies of the government of Mongolia and the NEA continue review of GSJV submittals required to obtain mining licenses.

In December 2012, the GSJV entered into a Pre-Mining Agreement with NEA, in accordance with provisions of the Nuclear Energy Law and the Mineral Law of Mongolia. This Agreement provides for a period of up to three years following expiration of the term of exploration licenses to assess the technical viability of mining on each project and to collect such additional data as may be required to support decisions to initiate commercial development.

Issuance of uranium mining licenses is under the authority of the Nuclear Energy Law; however the timing of mining license issuance is uncertain. Under advisement of the National Security Council of Mongolia, issuance of uranium mining licenses within the timeframe mandated in the Nuclear Energy Law is presently suspended.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Mongolia is a large, landlocked country with an area of about 1,566,000 square kilometres. The capital is Ulaanbaatar, which is located in the north central part of the country. Ulaanbaatar is the site of the only international airport in the country. The Trans-Mongolian Railway connects to the Trans-Siberian Railway in the north and the China rail system to the south. Much of the country is open and vehicle access is possible to most of the areas. Distances are large, however, and roads are often poor or non-existent; however, road infrastructure is improving.

The climate in Mongolia is extreme continental. Temperatures are extreme in the winter (down to -50º C) and the summer (up to 40º C). In Ulaanbaatar, July is the warmest and wettest month, with an average temperature of 17º C and an average rainfall of 76 mm, while January is the coldest and driest month, with an average temperature of -25º C and no precipitation. Rainfall and temperature throughout Mongolia are variable depending on elevation.

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Historical Exploration

Following approval of the formation of the GSJV in January 1994, work began immediately on a field program in the summer of 1994. The focus of the GSJV exploration was for deposits amenable to in-situ recovery (“ISR”) production methods. The 1994 work consisted of limited delineation drilling at Haraat to expand known resources and to increase confidence in the resources. A small ISR field test was run in 1994 to determine the ISR favourability of the Haraat type mineralization.

In 1996, the GSJV began a major escalation of exploration work. A total of 30,210 metres were drilled, and 6,000 kilometres of gamma spectrometric surveys were run. The largest discovery encountered by the GSJV to that point in time was made at Hairhan. The discovery hole intersected a 14-metre thick mineral zone grading 0.144% U.

A major part of the 1996 program was the acquisition, assembly, and operation of an ISR pilot plant at Haraat. This plant was a fully integrated facility, capable of producing a final product, although drying and packaging equipment were not included. The testing in 1996 included both a test on mineralization above the water table, as well as a test below the water table, the latter being the normal operating regime for an ISR project. These tests confirmed that hydraulic control can be maintained and that uranium solubilization and mobilization can be controlled.

In May 1997, the Company acquired the assets of EFN including its interest in the GSJV. Work in 1997 expanded beyond the level of 1996, with efforts concentrated on drilling to define mineral resources and to test new exploration targets on the GSJV lands. The bulk of the 1997 drilling was in the Hairhan and Choir Depressions, with a modest amount of initial reconnaissance drilling conducted in the Ulziit Depression. The Ulziit drilling followed gamma spectrometric surveys to identify favourable locales. No ISR testing was conducted in 1997.

Work in 1998 was once again directed toward the objectives of exploration reconnaissance, resource delineation, and ISR testing, with over 50,000 metres of drilling, and the first stage ISR testing at the Hairhan deposit. The Hairhan Depression received the bulk of the exploration drilling effort in 1998. The mineralization depth ranges from 10 metres to 200 metres, with the average depth in the 60-metre to 80-metre range. The Hairhan 1998 test confirmed the leachability of the mineralization at Hairhan.

With the decline of the uranium price, no drilling was conducted during 1999; however, an extensive regional geologic reconnaissance program was conducted. In 2000, the GSJV Managing Director placed the GSJV program on “standby” status.

During 2004 and 2005, the GSJV resumed work and applied for additional exploration licences in six areas. In the Gurvan Saihan depression, previously identified uranium occurrences, as well as additional target areas within the depression, were tested with 159 holes totalling 12,533 meters. Results indicated that uranium mineralization was encountered in a variety of settings, which indicated that additional exploration drilling was warranted.

During 2006, the Company completed in excess of 54,000 metres of drilling, all on new targets which were identified through previous GSJV and Company reconnaissance programs. Based on the generally discouraging results of this drilling, the Company released a number of exploration licences. From 2007 to 2012, exploration drilling continued. For descriptions of these programs, see “Mineral Exploration – Mongolia”.

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Geological Setting

The geology of Mongolia is dominated by the Altaid orogen – an orogenic collage of subduction and accretion terranes that extend from the Ural Mountains to the Korean Peninsula (Yakubchuk et al., 2001, Dejidmaa and Badarch, 1999). This orogen formed between the Neoproterozoic and the Carboniferous. The Altaid rocks of Mongolia lie between the North China Craton and the Siberian Craton.

The Altaid rocks of Mongolia are a mélange of Neoproterozoic basement areas separated by various island arc segments and accretionary wedges. These various sedimentary and volcanic terranes have been intruded by mafic and felsic plutons ranging in age from Cambrian to Mesozoic. Cretaceous and younger basins unconformably overlie the Altaid rocks.

Late Mesozoic extensional basins are a prominent geological and topographic feature of central east Asia. The basins are interpreted as having formed in an intracontinental, back-arc tectonic setting in response to extensional faulting. These basins, likely fault bounded grabens and half grabens, were filled by eroded sediment during the Jurassic and Cretaceous periods.

Mineralization

The GSJV licences cover a number of the internal basins, or depressions, located in central Mongolia. All of these depressions appear to have similar geological features.

The Choir Depression is a linear depression about 150 kilometres long and from 10 kilometres to 20 kilometres wide. The elevation of the depression varies from about 1,100 metres to 1,140 metres above sea level, while the surrounding upland is from 300 metres to 500 metres higher. Basement around the Choir Depression comprises Proterozoic schist, gneiss and limestone, Paleozoic granitic rocks, Permian acid volcanic rocks, and Mesozoic leucogranitic rocks and associated volcanic rocks.

The depression fill is composed of non-lithified sediments with a total thickness of approximately 1,500 metres. The Lower Cretaceous sediments of the Dzuunbayan Formation are divided into two facies, with the first typically variegated and the second normally grey. The variegated section is comprised of conglomerate, sandstone, and siltstone, and occurs mainly on the margins of the depression. The second facies is comprised of lacustrine sediments, typically clays and argillaceous sandstone, with interbeds of brown coal and disseminated iron sulphides. The Upper Cretaceous section is comparatively thin in the Choir Depression and is generally from 5 metres to 40 metres thick. It is typically composed of variegated sand and gravel with limonite-goethite cementation.

Drilling

During the period between 1994 and 1999, a total of 147,058 metres were drilled. The drilling was carried out by Geologorazvedka working as a drilling contractor to the GSJV in the period from 1994 to 1998. In the period from 1994 to 1996, down hole logging was carried out by Geologorazvedka. In the period 1996 to 1998, down hole logging was carried out in-house. Holes are now logged by a Mongolian contractor using Mount Sopris equipment. Some of the early drilling was logged using Russian equipment, but the Mount Sopris equipment was in place relatively early in the program.

A significant amount of drilling has been carried out by Denison during the period from 2005 to 2012. See “Mineral Exploration – Mongolia.”

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Sampling Method and Approach

A percentage of the rotary drill holes completed were cored. The purpose of this coring was to provide samples for testing to allow determination of specific gravity and disequilibrium factors for the deposits. Coring also allows analysis of various elements and a check of the reliability of the electric logging equipment.

Samples were selected on the basis of down-hole radiometric surveys, the presence of alteration in the cores, and handheld spectrometry results. Cores were split by hand. Samples ranged in length from 0.2 metres to 0.9 metres, but the bulk of the samples were either 0.2 metres or 0.3 metres. Samples were transported to the camp near Haraat for sample preparation.

Sample Preparation, Analyses and Security

Core samples were crushed in the GSJV camp to -200, +300 mesh size and transported to the Central Analytical Laboratory (“CAL”) of Sosnovgeology, a state geological enterprise in Irkutsk, Russia. CAL is registered by the Russian Federation and is certified to standard N 41083-95. Analyses performed by CAL were carried out at a level suitable for the estimation of mineral resources. Reports translated from Russian indicate that the laboratory maintained internal quality control programs.

Data Verification

Uranium data acquisition for the Hairhan ISR project was focused primarily on gamma logging of rotary non-core drill holes with a small percentage of rotary core holes and accompanying chemical assays of core as a means of validating the gamma logging process. This is a standard means of data verification for such projects.

Other data verification exercises completed by RPA Inc. included: (i) location of drill hole collars in the field; and (ii) manual checking of the algorithm for converting down hole gamma readings to uranium grades.

Mineral Resource Estimates

For the mineral resource estimate, RPA Inc. accepted and used the drill hole database compiled by Denison for its 2010 estimate. Denison carried out a detailed correlation of approximately 520 drill holes within the Hairhan deposit. Correlation of the geophysical logs was accomplished using commonly accepted subsurface exploration methods with a primary emphasis on identifying sands, interbedded shales, and lignites and assigning them “formation” marker designations.

The raw borehole natural gamma data (counts per second or CPS) were processed using the Denison in-house GAMLOG program (based on Scott’s AEC Algorithm), with output generated on 10 cm intervals in percent U. For each mineralized zone and for each drill hole, thickness (“TH”) and grade x thickness (“GT”) were calculated using the following parameters:

Cut-off Grade	0.02%U
Minimum Thickness (TH)	2 metre
Grade X Thickness (GT)	0.04
Waste Thickness	2 metres

The values for the density and disequilibrium factor are based on calculations completed by Geologorazvedka. Density is 1.65 tonnes per cubic metre and the disequilibrium factor is 1.0.

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RPA Inc. reviewed the correlations of sandstone units hosting the uranium mineralization and found them to be reasonable. The Denison database was used to plot plans for each mineralized zone showing the GT and TH values for each drill hole that penetrated the zone, with a minimum GT value of 0.05 metre %. The GT value and the TH values were contoured by hand on separate plans and the contours were digitized into AutoCAD.

Each lens within each mineralized zone was classified by the number of drill holes and spacing of the holes, to reflect confidence in the lens mineral resource estimate. In general, drill hole spacing is in the order of 100 metres. In some areas where good mineralization was encountered, drill hole spacing was closed up, and in a few locations, clusters of several holes were drilled at a spacing of tens of metres.

Indicated mineral resource lenses were generally defined by a minimum of three drill holes. Some lenses had up to twenty or more drill holes. In general, the indicated mineral resource lenses were contourable and were estimated by the contour method described above.

Inferred mineral resource lenses were mostly defined by a single drill hole or by two drill holes clustered closely together. In a few cases, inferred mineral resource lenses were defined by two drill holes on the order of 100 metres apart.

In 2011, RPA Inc. estimated mineral resources for the Hairhan property as summarized in the table below based on exploration drilling conducted up to 2008. The cut-off is 0.04 metre GT over a minimum of two metres. The average thickness of the indicated mineral resources is 3.7 metres and of the inferred mineral resources is 3.0 metres.

Hairhan Mineral Resource Estimates(1)(2)(3)(4)(6)

	100% Basis				Company Share(5)
Category	Tonnes (,000)	Grade % U	Tonnes U	Pounds U3O8 (,000)	Pounds of U3O8 (,000)
Indicated	12,261	0.062	7,612	19,780	16,813
Inferred	5,536	0.040	2,236	5,811	4,939

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards. Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	The cut-off grade is 0.02%U.
(3)	Minimum thickness of 2 metres.
(4)	Density is 1.65 tonnes per cubic metre.
(5)	Based on a 85% interest in the GSJV
(6)	Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

There are no mineral reserves or resources estimated for any of the other Denison Mongolia properties at this time. See “Mineral Exploration – Mongolia” for a discussion of recent exploration activities.

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Mutanga Project, Zambia

Denison acquired 100% of the Mutanga Project (“Mutanga”) in 2007 through the acquisition of OmegaCorp. Mutanga is comprised of the Mutanga, Dibwe and Dibwe East deposits plus a number of exploration areas.

On March 20, 2009, the Company filed on SEDAR an independent technical report entitled “NI 43-101 Technical Report Mutanga Uranium Project, Zambia” (the “Mutanga and Dibwe Report”) prepared by CSA Global in accordance with the requirements of NI 43-101 with respect to the Company’s deposits in Mutanga. Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, is the independent Qualified Person for the Mutanga and Dibwe Report for the purposes of the requirements of NI 43-101.

On March 28, 2012, Denison filed on SEDAR a technical report entitled “The Dibwe East Project, Southern Province, Republic of Zambia” prepared by the Company and audited by RPA Inc. in accordance with the requirements of NI 43-101 with respect to mineral resources estimated for the Dibwe East project (the “Dibwe East Report”). William E. Roscoe, Ph.D, P. Eng. is the independent Qualified Person for the Dibwe East Report for the purposes of the requirements of NI 43-101. Collectively, the Mutanga and Dibwe Report and Dibwe East Report are referred to herein as the “Mutanga Technical Reports.”

Property Description and Location

Mutanga is located in a sparsely populated region in southern Zambia, in the Siavonga District of the Southern Province, approximately 200 kilometres south of the nation’s capital, Lusaka.

Mutanga is comprised of two mining licences (13880-HQ-LML and 13881-HQ-LML) encompassing 457.3 square kilometres. The mining licences are held by Denison Mines Zambia Limited, a wholly-owned subsidiary of Denison and have a term of 25 years to April 2035.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Mutanga is located approximately 200 kilometres south of Lusaka. The main road from Lusaka to Siavonga (the nearest town to the project site) is in fairly good condition. The mine site itself is located east of the main road and is accessed via 39 kilometres of poorly maintained gravel road, for which a four-wheel drive vehicle is required.

The Mutanga site lies to the south of the Zambezi escarpment and is situated in the Zambezi valley at an altitude of 600 metres above sea level. The climate is warm to hot with dry warm winters and hot summers during which the seasonal rainfall occurs. The average annual rainfall is approximately 720 mm and occurs from November to March.

The population is very sparse and limited to small family settlements. No service facilities or accommodations are available in the area. Electric power is available from the national grid approximately 60 kilometres from the project. Ground water sources are available.

Historical Exploration

Uranium was first identified in the area in 1957 after a ground survey located five radiometrically anomalous areas in the vicinity of Bungua Hill, west of Siavonga. Further exploration in 1958 and 1959 then found low-grade uranium mineralization that could be followed for over 800 metres of strike extent. Confirmation of this uranium mineralization was further defined in two campaigns after regional airborne magnetic and radiometric surveys had been flown over the area in 1974. The Geological Survey of Zambia (“GSZ”) conducted a ground investigation (1973 to 1977) and a second campaign was conducted by the Italian oil company AGIP S.p.A. (“AGIP”) between 1974 and 1984.

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GSZ and AGIP completed fairly extensive field programs on several areas and carried out resource estimations on prospects within the current licence area. The Mutanga and Dibwe deposits were investigated by AGIP during the late 1970s and early 1980s. Considerable exploration was undertaken including extensive resource drilling. AGIP estimated a combined resource for Mutanga and Dibwe containing more than 20 million pounds of U3O8.

The third exploration episode, from 2004 to present, began with the granting of a prospecting license over AGIP’s main historic uranium prospects to Okorusu Fluorspar Pty Ltd in 2004. This was transferred in 2005 to OmegaCorp, who drilled eleven drill holes (649 metres) at the Mutanga prospect in 2006 to confirm the resource identified by AGIP.

Geological Setting

The Mutanga uranium deposits are located within the Zambezi Rift Valley which is characterized by large fault-bounded valleys filled with Permian, Triassic and possibly Cretaceous sediments of the Karoo Supergroup. The Lower Karoo Group comprises a basal conglomerate, tillite and sandstone overlain unconformably by conglomerate, coal, sandstone and carbonaceous siltstones and mudstones (the Gwembe Formation), and fine-grained lacustrine sediments of the Madumabisa Formation. The Upper Karoo sediments unconformably overlay the Lower Karoo and comprise a series of arenaceous continental sediments overlain by mudstones capped by basalt.

Mineralization

The uranium mineralization identified to date is restricted to the Escarpment Grit Formation of the Karoo Supergroup. Within the tenement area, the Karoo sediments are in a northeast trending rift valley. They dip shallowly to the southeast and are displaced by a series of normal faults, which, in general, trend parallel to the axis of the valley. The Madumabisa Mudstones form an impermeable unit and are thought to have prevented uranium mineralization from moving further down through the stratigraphy.

Mineralization is associated with mudstones, siltstones, mud clasts, and iron-rich areas (goethite). It occurs as disseminations in pore spaces, and along joints and other fractures.

It is probable that the uranium was eroded from the surrounding gneissic and plutonic basement rocks during weathering and deposition of the immature grits and sandstones. The uranium was transported together with this material in a presumably arid environment. Uranium was precipitated during reducing conditions in certain favourable units. Later fluctuations in the groundwater table caused remobilization of this material; uranium was again dissolved and then re-deposited in reducing, often clay-rich areas.

Drilling

RC and diamond drilling are the principal methods of exploration and mineralization delineation after initial geophysical surveys. Drilling is generally conducted during the dry season but can be conducted year round.

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Mutanga and Dibwe

The first drilling on the Mutanga project subsequent to Denison’s acquisition of OmegaCorp commenced on October 17, 2007 at the Dibwe deposit. The initial focus of the drilling campaign was to collect bulk sample material from the Dibwe prospect for metallurgical testing. This program continued until the onset of the rainy season in the first week of December 2007.

All rigs were relocated to the Mutanga deposit for the 2007/08 rainy season. The objective of the program was infill drilling to support an NI 43-101 estimate. Drill hole spacing was 50 x 50 metres. After the end of the rainy season in April 2008, the rigs returned to Dibwe (Central) for a 50 x 100 metre infill program. A total of 45,598 metres of development drilling was completed by July 2008, and the rig fleet transferred to exploration drilling. A total of 27,341 metres of exploration drilling on twelve previously untested prospects was completed in 2008. Two of the most promising of these new prospects were Zones 1 and 2 within the Dibwe East area.

Dibwe East

The mineral resource estimate was based on 237 drill holes totaling 21,729 meters drilled in 2011. Drill holes were spaced 100 meters to 200 meters apart along profiles spaced 200 meters apart.

Security of Samples

Mutanga and Dibwe

RC and diamond drilling samples were shipped to Genalysis in Johannesburg for preparation. Once prepared, the assay pulps were forwarded by Genalysis to its Perth assay laboratory where the samples were held in secure, quarantined storage.

Dibwe East

RC and diamond drilling samples were shipped to ALS Minerals in Johannesburg for preparation and assay. ALS considers customer confidentiality and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to ALS Mineral laboratories’ premises is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.

Data Verification: Processes for Determining Uranium Content by Gamma Logging

Mutanga and Dibwe

The primary method of collecting information is through extensive drilling (both RC and diamond drill coring) and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation in counts per second (cps), from which an indirect estimate of uranium content can be made.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. Department of Energy’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. In addition, certain boreholes at the Mutanga property are cased and the probes are periodically checked for any instrument drift. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

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Dibwe East

The drill hole chemical assay data were compared with assay data received directly from ALS Minerals. Some of the RC holes were re-logged by geophysical probe to confirm the original readings. The drill hole survey locations were visually checked. Core logging information was verified against core photographs. Other information in the database was verified.

Check assays at the secondary laboratory were plotted against the primary assay results and appear to be approximately 15% higher than the original laboratory assays. Analyses of reference standards compared well with standard values. Field duplicates gave some scatter but correlated reasonably well with original sample assays. Other than a few outliers, field blanks showed very little variation and assay values were typically less than 4ppm.

Comparison of the U3O8 grades with chemical assays from core holes determined a disequilibrium factor of -33% which was applied to all radiometric assay values in the database.

Core Sampling, Processing and Assaying

Core and RC chip samples were collected for a number of purposes in addition to purely geological reasons: verification of lithology as determined from geophysical logging and examination of drill cuttings of RC; determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as “radiometric disequilibrium”); whole rock analysis; and specific geochemistry for uranium species and other minerals of interest. Core diameter is typically 76 mm. For intervals selected for laboratory analyses, one half of the core was normally used and the other half retained. The minimum length of core submitted was usually 0.2 metres and the maximum length per sample was 0.4 metres. Sample intervals were selected by geologists in the field based on lithology, oxidation/reduction and uranium grade (from gamma logging and from hand-held gamma counters).

Drill hole logging was conducted by trained and dedicated personnel devoted solely to this task. The tools and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007, ahead of the drilling season. Denison retained the services of a senior geophysical consultant to oversee training, implementation and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated before being shipped to Zambia and a variety of system checks and standards were also established for routine checking and calibration of tools. In addition, Denison cased a mineralized hole at one of its centrally located development areas and this cased hole was logged periodically to ensure exact repeatability of the gamma probes.

Drill hole logging data was stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Lusaka office. The raw and converted logging data was copied and then sent via e-mail to Denison’s Saskatoon office, where all data was checked and reviewed.

Samples of drill core were chosen on the basis of radiometric data collected during core logging. This radiometric data was obtained by using a hand-held scintillometer and on the basis of subsequent down hole probing. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it did allow the geologist to identify uranium mineralization in the core and select intervals for geochemical sampling.

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Additional samples were collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths were selected according to radiometric values and lithologic breaks or changes. All reasonable efforts were made to ensure that splitting of the core was representative and that no significant sampling biases occurred. Once the sample intervals were identified, an exclusive sample number was assigned to each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core were split longitudinally at the drill site. One half of the core was placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core was re-assembled in the core box and stored for future reference. As standard procedure, field duplicates are included in assay suites sent to the laboratory and reference samples are used to verify laboratory controls and analytical repeatability.

Mutanga and Dibwe

Samples were analyzed at Genalysis in Perth. Samples were transported in a dedicated truck from Zambia to Johannesburg, where Genalysis operates a dedicated sample preparation facility. The sample was crushed, pulped and homogenized and a sample pulp air freighted to the lab in Perth, Australia.

The Genalysis laboratory has been in operation since 1975 and is fully certified and accredited by Australian standards. Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory (Number 3244). Genalysis has been approved by AQIS (Australian Quarantine and Inspection Service) for the receipt and treatment of samples from interstate and overseas. Genalysis is an Associate Member of the Association of Mining and Exploration Companies Inc. and a Member of the Standards Association of Australia.

Dibwe East

Samples were analyzed at ALS Minerals in Johannesburg. Samples were transported by airfreight or truck to ALS’s facility in Johannesburg, where ALS performs sample preparation on all samples submitted.

Mineral Resource Estimates

Mutanga and Dibwe

In preparing the Mutanga and Dibwe Report, U3O8 grades were estimated into a block model for each deposit, constructed to honour the interpreted mineralized zones and the surface topography. Blocks within each model were divided into relevant domains using three dimensional wireframe models and were constrained by the surface topography. Adequate waste was built into the block models to ensure that they were suitable for open pit optimisation and mine planning. To speed up processing time, waste blocks were filtered out of each block model prior to grade interpolation and then re-merged into the block file after grades were assigned to each model.

Ordinary kriging was used to estimate U3O8 based on the modelled variogram parameters. Inverse distance squared estimation was completed as a comparison with the kriged estimate.

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The grade interpolation strategy for both deposits involved setting up search parameters in a search ellipse for each domain, which was then aligned to the geometry of each domain. A series of grade interpolation “runs” were then completed, at progressively larger search distances until all blocks received an interpolated grade. Constraints were applied to the number of grade values and holes used in the interpolations in order to improve the reliability of the estimates.

Upon completion of grade estimation for both deposits, a series of block model validations were completed to test the robustness of each estimate.

Mutanga and Dibwe Mineral Resource Estimates(1)(2)(3)

Deposit	U3O8 Cut-off ppm	Measured
		Tonnes (,000)	U3O8 ppm	Pounds U3O8 (,000)
Mutanga	100	1,880	481	1,992

Deposit	U3O8 Cut-off ppm	Indicated			Inferred(4)
		Tonnes (,000)	U3O8 ppm	Pounds U3O8 (,000)	Tonnes (,000)	U3O8 ppm	Pounds U3O8 (,000)
Mutanga	100	8,400	314	5,817	7,230	206	3,287
Mutanga Ext	200	—	—	—	500	340	400
Mutanga East	200	—	—	—	200	320	100
Mutanga West	200	—	—	—	500	340	400
Dibwe	100	—	—	—	17,040	234	8,967

Total		8,400	314	5,817	25,470	234	13,154

Notes:

(1)	The Mutanga, Mutanga Ext, Mutanga East, Mutanga West and Dibwe mineral resource estimates have been prepared in accordance with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(3)	Mineral resources are estimated with no allowance for mining dilution, mining recovery or process recovery.
(4)	Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

Recent drilling at Mutanga has validated the previous historical drilling data and provided increased confidence in the U3O8 grade, geological interpretation and tonnage factors resulting in a significant portion of Mutanga being classified as indicated mineral resources. The remainder of the mineral resource has been assigned to the inferred mineral resource category, due to the limited understanding of geological continuity, low drilling density and the uncertainty surrounding the historical data.

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Dibwe East

Mineralized zones at Dibwe East were interpreted and correlated using the geophysical logs into A, B and C Horizons which extend to a depth of approximately 110 metres below surface. Grade contours at 200 ppm eU3O8 for each horizon were used in combination with top and bottom surfaces to construct mineralization wireframes. Statistical analysis indicated that erratic high-grade values should be top-cut to 3,000 ppm eU3O8 . Top-cut assays were composited into 1 metre lengths within the mineralized wireframes and used to interpolate grades into 20 metres by 20 metres by 2 metres blocks using an inverse distance squared algorithm. Two passes were used with different search radii. A bulk density of 2.1 tonnes per cubic metre was used as per previous resource estimates for the Mutanga Project.

The block model was validated by means of:

•	Comparison of domain wireframe volumes with block volumes.

•	Visual comparison of composite grades with block grades.

•	Comparison of block grades with composite grades used to interpolate grades.

•	Comparison with estimation by the contour method.

Dibwe East Inferred Mineral Resource Estimates(1)(2)(3)(4)(5)(6)

Deposit	Tonnes (,000)	eU3O8 ppm	Pounds U3O8 (,000)
Dibwe East	39,800	322	28,246

Notes:

(1)	The Dibwe East mineral resource estimates have been prepared in accordance with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The Dibwe East mineral resource estimates have been estimated at a cut-off grade of 100 ppm U3O8 .
(3)	Radiometric grades have been corrected for disequilibrium based on comparisons with drill core assays.
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(5)	Mineral resources are estimated with no allowance for mining dilution, mining recovery or process recovery.
(6)	Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

The Mineral resource is reported within a preliminary Whittle pit shell. The Mineral resources are all classified as inferred because of the relatively wide drill hole spacing (approximately 100 metres by 200 metres) and uncertainties in the eU3O8 grade values, in particular disequilibrium factors.

Historical Estimates

On several of Denison’s mineral properties, estimates of mineral reserves or mineral resources have not been prepared in accordance with NI 43-101; however, historical mineral resource estimates exist for the projects, as discussed below. The Company is not treating the following historical estimates as current mineral resources or reserves.

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In Canada, on the McClean Joint Venture, the McClean South trend is located parallel to and approximately 500 metres south of the McClean North trend (see “Mineral Properties – McClean Lake”). There are two presently known mineralized pods which were drilled by Canadian Oxy during 1979-1980: the Southwest Pod and the Southeast Pod. The original owner of the property, Canadian Oxy, prepared estimates of tonnages, grades and contained uranium for these deposits as of 1980, which have not been verified by Denison. The results of these estimates are set out below.

McClean South Historical Estimates(1)(2)

	Tons (,000)	Grade (% U3O8)	Pounds of U3O8 (,000)	Company’s Share Pounds U3O8 (,000)
Deposit
Southwest Pod	47.6	2.10	2,000	450
Southeast Pod	126.7	0.73	1,900	428

Notes:

(1)	The historical estimates do not comply with the requirement of NI 43-101. CIM definitions are not used.
(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

This trend will require future evaluation to upgrade this historical estimate as a current mineral resource estimate.

On the Haraat deposit in Mongolia, Geologorazvedka prepared an estimate of the mineral resources in 1998. The methodology used for the historical mineral resource estimation at Haraat is standard in the former Soviet Union. It used Russian gamma logs from the 1988 and 1994 drilling and American gamma logs for the 1996 drilling, which were all converted to a common database and corrected for disequilibrium using the results of 1,950 core sample chemical analysis. A correction was also applied for moisture content for mineralization below the water table.

The methodology for the Haraat mineral resource estimate is considered reliable to the level of classification specified. As reported in the 2007 Mongolia Report, Scott Wilson RPA considers that the mineral resources, as shown in the following table, in the Haraat area are equivalent to inferred mineral resources and, because they are potentially economic, are relevant.

Haraat Historical Estimate(1)(2)

	100% Basis			Company’s Share(4)
Category	Tonnes (,000)	Grade(3) (% U)	Pounds U3O8 (,000)	Pounds U3O8 (,000)
Inferred Mineral Resources	10,600	0.023	6,398	5,438

Notes:

(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the classification complies with CIM definition standards.
(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.
(3)	The cut-off grade is 0.01% eU (0.012%U3O8 ).
(4)	Based on a 85% interest in the GSJV.

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Part of the Haraat deposit is above the water table and part is below. The mineral resources below the water table are presently considered potentially exploitable by ISR methods. Mineralization above the water table requires further work to confirm its possible economic potential and is not included in the historical resource estimate.

In June 2007, the Company received a technical report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” from Scott Wilson RPA (the “Elliot Lake Report”), a copy of which is available on SEDAR. Scott Wilson RPA compiled the historic mineral resources for the Elliot Lake deposits and reported in accordance with the requirements of NI 43-101. The mineral resource estimate is based on historical mine records at the time of the shutdown of the mines in 1992. No subsequent work has been carried out since that time.

Elliot Lake Historical Estimates(1)(2)(3)(4)

	100% Basis and Company Share
Category	Tons (,000)	Grade (pounds/ton)	Pounds of U3O8 (,000)
Developed	89,200	1.29	115,000
Undeveloped	80,500	1.13	90,000

			205,000

Notes:

(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. CIM definitions are not used.
(2)	The cut-off grade is 0.8 pound/ton U3O8 .
(3)	A minimum mining width of 6 feet was used and no mining recovery factors were applied.
(4)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

In the opinion of Scott Wilson RPA, although the historical estimate cannot be verified, the estimate is considered to be reasonable based on the estimation methods at the time. The current historical resource, without access to the drilling information, cannot be classified directly under the CIM classification standards incorporated under NI 43-101. The mineral resource estimates were originally classified for the purposes of the Elliot Lake Report as developed and undeveloped. Developed mineral resources are those resources that have been developed for mining and represent total mineralization remaining after partial extraction during the previous mining operations. Undeveloped mineral resources are located in blocks beyond existing development workings where no mining has taken place.

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Mineral Exploration

General

In the Athabasca Basin, Denison currently has interests in 32 exploration projects, all of which are located on the eastern side of the Basin. During 2012, 30,600 metres were drilled on three projects which Denison operates, and a further 4,300 metres were drilled by ARC on the McClean property. The 2012 drilling activities resulted in further advancement of the 60% owned Wheeler River project, which remains the major focus of the Company’s exploration activities in 2013. Further results of the 2012 program are discussed below.

Wheeler River

Denison holds a 60% interest in the Wheeler River project consisting of 19 mineral claims totalling 11,720 hectares. The other parties are Cameco with a 30% interest and JCU holding the remaining 10%. Denison is the operator. Wheeler River is favourably located along strike from the McArthur River mine and is underlain by many of the same geological features. A prime target during the 2005 to 2008 period has been the quartzite ridge, where significant but uneconomic mineralization has been intersected at a depth of 300 metres, at two different locations along the footwall of the ridge separated by 600 metres.

During 2009, three drill programs were carried out, each of which established significant milestones in the advancement of the project. During the winter program, the first indications of significant high grade mineralization came from drill hole WR-258 which returned 11.2% U3O8 over 5.5 metres from a depth of 397 metres. The summer drill program continued to test this mineralization, known now as the Phoenix deposit, with Hole WR-273 returning a value of 62.6% U3O8 over 6 metres at a depth of 405 metres. A further drill program in the fall of 2009 established continuity in this high-grade area.

Two drill programs were carried out by Denison in 2010 under which 28,362 metres of core were drilled for the dual purposes of discovering extensions of the Phoenix Zone and providing data in support of an initial estimate of mineral resources in accordance with NI 43-101 which was completed in November 2010. See “Mineral Properties – Wheeler River.”

In 2011, two drill programs, totaling 37,900 metres, were carried out by Denison resulting in better definition of the Phoenix A deposit and identification of several cross structure features. In the northeast end of Phoenix A, testing of these cross structures resulted in extension of the northern end. Mineralization in this area also penetrates further into the basement providing additional basement targets at depth (D zone). There are strong indications of other structures that could significantly increase widths along east west faults based on existing geological, structural, geochemical and grade distribution features.

A total of 27,263 metres was drilled in 58 holes at Wheeler River in 2012. Most of the drill holes (51) targeted mineralization at the Phoenix A and B deposits. The other seven tested regional targets. Most of the drilling at Phoenix A was definition drilling. Highlights include WR-435 (25.80% eU3O8 over 4.9 metres) and WR-437 (27.00% e U3O8 over 3.7 metres), both of which were drilled on a bulge in the deposit that is interpreted as a structural intersection.

Also, additional mineralization along strike to the northeast was observed in drill hole WR-447 which intersected 0.62% U3O8 over 6.8 metres. Other drill holes to the northeast have intersected significant alteration and structural disruption along trend, highlighting the open nature of the mineralized corridor in this direction.

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Drilling at the Phoenix B deposit was primarily designed to increase the drilling density to that at Phoenix A and to locate extensions of previously known mineralization. Highlights include high grade unconformity mineralization in several holes, including WR-474 (18.37% e U3O8 over 4.4 metres) and WR-478 (21.74% e U3O8 over 1.6 metres).

In 2013, an aggressive program of geophsycial surveying and diamond drilling is underway. This will include 75 line kilometers of DC-resistivity surveying and 25,000 metres of diamond drilling in 48 drill holes.

McClean Lake

The McClean project includes the deposits of the Sue Trend, and the JEB, Caribou and McClean Lake sandstone hosted deposits. The “Sue Trend” represents an arcuate graphitic gneiss which flanks various granitic domes, and one of these domes is associated with virtually all of the mineralization at the property. Depths to basement are relatively shallow, rarely exceeding 175 metres, which is well within the range of open pit mining methods. The Sue trend is host to five deposits, including Sue A, Sue C, Sue E and Sue B, all of which have been mined. The McClean group of deposits represents the fifth largest property in the Athabasca Basin in terms of production and identified mineral resources and has produced almost 50 million pounds U3O8 since inception. In the Company’s view, significant exploration potential still remains.

In 2011, work on the McClean Lake project consisted of 4,478 metres of “brown-field” diamond drilling in support of near-term mining operations. Targets at McClean South and Sue D were tested. Ten holes were drilled around the Sue D deposit and effectively defined the deposit as no significant mineralization was intersected. At McClean South, eight holes tested potential extensions along strike as well as some infill drilling. The results reinforced the generally narrow, vertical orientation of the mineralization.

Work in 2012 involved a continuation of the “brown-field” drilling program focused on discovering or expanding additional uranium resources proximal to existing deposits. A total of 4,300 meters of drilling was completed in 16 drill holes in the vicinity of Candy Lake at the McClean North deposit area. There were no results of significance from this drilling.

An additional 17 drill holes totalling 4,000 metres is planned at McClean for 2013. Most of the drill holes will be located in the JEB south area within three kilometers of the McClean mill.

Midwest

Little exploration activity was carried out at the Midwest project in 2011 and no work was completed in 2012.

Waterfound

The Waterfound property, which is operated by ARC and in which Denison has a 15% interest, is a deeper project with depths to the unconformity in the range of 450 to 550 metres. A relatively long conductor, termed the D1, is present on the property and has been the main focus of exploration for a number of years. This conductor is host to the “Alligator” showing, in the north part of the claim group where Hole WF-08 in the early 1990’s intersected a value of 3.81% U over 10.53 metres at a depth of approximately 450 metres. A significant amount of geophysical work took place over several years prior to the five hole, 3,360 metre drill program which was carried out in 2009. No significant results were returned from the drilling, which explored the west strike extension of the Alligator showing in a geophysically complex area. A three hole, 2,182 metre program took place in 2010 and tested this conductor in an undrilled area. No significant drill results were obtained. No further work has been done on this property since that time.

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Wolly

The Wolly uranium exploration project is a large and well located property which surrounds the McClean Lake uranium operations and comprises approximately 23,700 hectares, making it double the size of the Wheeler River project. Current ownership of the Wolly project is ARC at 62.9% and operator, Denison at 22.5% and JCU at 14.6%.

Wolly was first explored in the mid-1970s by its prior owners, due to its proximity to the Rabbit Lake discoveries. Because of the relatively shallow depths to the unconformity, which do not exceed 200 metres, drill testing there is less expensive than many other properties in the area. Wolly was originally included in the McClean Lake project area until the decision was made to place McClean into production, at which time McClean was separated from Wolly.

The 2011 program entailed a small moving loop geophysical survey conducted over the shallow Snake Lake East area, along strike from the previously mined JEB deposit. Other than office compilation efforts, no work was completed at Wolly in 2012.

A drilling program consisting of 14 drill holes totaling 2,500 metres is currently underway at Wolly. Most of the holes are targeting electromagnetic conductors at the Snake Lake grid area.

Ahenakew Lake Project

The Ahenakew Lake property is wholly-owned and operated by Denison. Four diamond drill holes totalling 804 metres were completed during the winter of 2008/2009. None of the drill holes intersected Athabasca Group sandstone. Although all holes encountered varying amounts of strongly graphitic pelite with locally massive graphite, none intersected significant uranium mineralization. A historic hole in 1986 intersected 4,350 ppm over 0.4 metres at a shallow 57 metre depth, indicating some potential for uranium mineralization. No work was carried out in 2010 or 2011.

In 2012, a total of 1,500 meters of drilling was completed in 12 drill holes. No significant mineralization was intersected.

Bachman Lake Project

On Denison’s wholly-owned Bachman Lake project, early work concentrated on the two known conductor systems ML-1 and ML-2, while large parts of the property have only seen regional work. Denison believes that there is good potential for the discovery of unconformity type uranium mineralization on this property. As the project is in good standing, no work was carried out in 2010, 2011 or 2012.

In 2013, the Company plans to complete one 650 metre drill hole in conjunction with the drilling program planned for the contiguous Crawford Lake property. The drill hole will explore an open portion of a previously drilled conductor at which encouraging alteration, geochemistry and basement lithologies were observed.

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Bell Lake

The Bell Lake project became wholly owned by Denison following the JNR Acquisition and is located in the Athabasca Basin some 50 to 75 kilometres northwest of the Rabbit Lake mine. The project consists of nine claims totalling 26,550 hectares. Historic drill holes on the property indicate that the conductive horizons may be attributed to graphite and sulphides in the basement lithologies. Assessment credits are in good standing. No work was carried out in 2010. In early 2011, a program of line cutting followed by ground magnetic and fixed loop electromagnetic surveys were carried out to cover any eastern extension of the Bell North Conductive Trend.

In 2012, the Company completed a winter geophysical survey and completed 2,100 metres of drilling in 6 drill holes. No significant mineralization was intersected in the program, however thick sequences of faulted graphitic basement rocks were observed.

DC-resistivity and electromagnetic geophysical programs are currently underway at Bell Lake to help refine targets for a potential 2014 drilling program.

Crawford Lake Project

Crawford Lake is a joint venture between the Company (75%) and Freeport-McMoRan Copper & Gold Inc. (25%). Although no work has been completed in the last three years at Crawford Lake, a small program of diamond drilling consisting of 2,600 metres in four drill holes is planned for the summer of 2013. The drill holes will test geophysical targets in two areas where previous drilling had intersected substantial sandstone alteration zones.

Hatchet Lake Project

The Hatchet Lake property is a joint venture between Denison and Anthem Resources Inc. (“Anthem”), with each company having a 50% interest. Denison is the operator. The property currently consists of 11 claims, totalling 33,930 hectares, which were acquired in 2004 and 2005. The area has been previously explored over the last 40 years by a number of prior owners including Urangesellschaft Canada Ltd., Saskatchewan Mining Development Corporation, Cogema Resources Inc. (now ARC), Numac Oil and Gas Ltd., Gulf Minerals Canada Ltd., Asamera Minerals Corp., Eldorado Resources Ltd., Cameco, JNR and the Company. Previous work has outlined several areas of interest in the Wollaston meta-sediments which surround broad Archean granite domes on the property.

In the Richardson-Crooked Lake area, geophysical surveys and about 150 drill holes have been completed over the 10 kilometre trend since 1976. This work outlined NW-SE trending conductors, anomalous radioactivity (up to 5,500 cps) at the unconformity, indicative alteration including bleaching, hematization and quartz dissolution concentrated near the unconformity, sheared graphite in the basement pelites and anomalous base metal values in basement fault zones and the basal sandstone. On the southeast part of the property, fairly comprehensive work has been completed in the Tuning Fork Lake area. In this area there is evidence of a NE oriented structure with unconformity offset. Hole Q20-1 intersected 0.1% U over 0.5 metres within basement lithologies in the hanging wall of the fault.

During the winter of 2010, 11 holes totalling 2,161 metres were drilled. Drilling returned interesting results, including several 1.0 metre zones up to 0.1% U3O8 in the first hole. The third hole yielded over 100 metres of strongly altered and faulted basement rocks. Despite the absence of anomalous uranium values in this hole, further work is justified.

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In 2011, only three holes of the 14 hole program were completed due to the late start of drilling and the early break-up. The results of the three holes were encouraging as the holes encountered fault zones, strong alteration and weak mineralization in basement rocks. Denison was planning a 2,000 metre drill program for 2012; however, due to the mild winter conditions the program was cancelled.

A winter drilling program consisting of 1,900 meters in 10 drill holes is planned in the Richardson Lake area of Hatchet Lake. The drilling is generally designed to follow up on promising results from previous campaigns.

Johnston Lake

The Johnston Lake project is located approximately 40 km west of Points North and is accessible by float or ski plane. A winter drill road from the Cigar Lake mine site makes the area accessible by four-wheel drive in the winter months. The property consists of five claims totalling 17,660 hectares. The property is underlain by Athabasca Group sandstones, which in turn overly Mudjatik Domain metamorphic rocks. The depth to the unconformity varies between 580 and 650 metres in the project area.

In 2009, Pitchstone Exploration Ltd. signed an option agreement with Denison to earn up to a 75% interest in the Johnston Lake project by spending Cdn$1.0 million by February 28, 2012 to earn an initial 49%, and then spending an additional Cdn$1.0 million by February 28, 2014 to earn a further 26% interest. In March 2011, Pitchstone informed the Company that it had met the requirements for the initial earn-in. Pitchstone was acquired by Fission in 2012. Fission now holds a 49% interest in the property and is proceeding with the second stage of the earn-in to acquire an additional 26% of the property.

Over the period of 2009 and 2010, Pitchstone carried out a re-logging program and drilled a total of three holes on the property. Two of the three holes intersected weakly elevated uranium pathfinder elements and favourable basement lithologies. In 2011, they conducted a further three hole drill program to meet their initial earn-in requirements. Weak uranium mineralization was intersected in two of the three drill holes.

No work was completed on this project in 2012 and no work is planned for 2013.

Moore Lake

The Moore Lake property became wholly owned by Denison following the JNR Acquisition and comprises 11 contiguous claims totaling approximately 36,000 hectares. The property is located in the southeastern portion of the Athabasca Basin in the La Ronge Mining District of Saskatchewan. The Moore Lake property is subject to a 2.5% net smelter return royalty. The target on the Moore Lake property is an Athabasca unconformity type deposit.

Early exploration on the Moore Lake project has been at the Maverick zone, although uranium mineralization has been intersected in several other locations on the project. The primary exploration target area on the project is the 2.5 km long Maverick mineralized trend where pods of high grade unconformity-type mineralization have been outlined. Basement and sandstone hosted mineralization have also been intersected on the Avalon, Venice, Rarotonga, and Nutana Grid areas. Mineralized intercepts have been recovered along nearly 800 metres of strike, and the mineralized system has been traced by wide-spaced drilling for over three kilometres. Based on the program of 13 holes drilled in 2008, it was determined that the Maverick Zone was too small to be economically significant. Since then, work has consisted of several campaigns of resistivity geophysical surveying to identify targets along a reappearance of the Maverick stratigraphy.

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In 2009 and 2010, the Moore Lake Joint Venture carried out resistivity surveys and re-logged core from 20 drill holes. Based on the results of the resistivity surveys, an eight hole drill program was completed in 2011. The drilling was approximately three kilometres along trend northeast of the Maverick Zone and intersected anomalous uranium mineralization at the unconformity.

A 2012 drill program was planned to follow up on the 2011 results, but due to poor winter conditions resulting in a lack of ice, the eight hole program has been postponed until 2013. A summer re-logging program was completed and resulted in the identification of additional drill targets.

A program of DC-resistivity geophysics and diamond drilling is currently underway at Moore Lake. Drilling is planned to consist of 6,400 metres in 16 drill holes.

Murphy Lake Project

The Murphy Lake property is a joint venture between Denison and Anthem with each party having a 50% interest. Denison is the operator.

During the summer of 2008, two drill holes were completed on the Murphy Lake property for a total of 600 metres. Both targeted a time-domain electromagnetic anomaly, outlined by ground geophysics completed during 2008. While anomalous mineralization was obtained, including the presence of a faulted basement wedge, no work was carried out in 2010. In 2011, a small moving loop survey and magnetic and VLF surveys were completed. The surveys were successful in delineating two conductors. For 2012, an airborne VTEM survey was planned to better define the conductors identified in the 2011 work. This work was deferred to 2013.

Park Creek

Denison is the operator of the Park Creek uranium exploration project and has a 49% interest. Cameco holds the remaining interest and has entered into an agreement with Denison whereby Denison can earn an additional 26% interest by incurring expenditures of Cdn$3,350,000 before the end of 2017.

The current project lands were staked by Cameco in 1992. These lands were previously explored as part of the Umpherville Lake Project by Noranda in the 1970’s and until the mid-1980’s, and then by Rio Algom Ltd. until the early 1990’s. Most of Cameco’s exploration activities, which followed this period until 2004, were focused on the Bird Lake thrust fault which traverses the central portion of the property on the Esker grid. Based on exploration to date, boulder sampling on the project indicates a broad illite anomaly and an area of weak uranium and lead enrichment on the Esker grid.

Denison has carried out geophysical surveys and several drill programs. Drilling along the Bird Lake Fault on the Esker grid has located areas of strong alteration and anomalous geochemistry in the vicinity of the intersection of north-south faults with the Bird Lake fault.

During the winter of 2009, a ground D.C. resistivity survey was carried out. The results suggest that the resistivity survey successfully mapped the major basement structural corridors within the surveyed area. During the 2009 summer exploration season, a drill core re-logging program was carried out in order to better understand the Park Creek basement geology on a property scale, as well as to help determine which geological features, if any, were contributing to the resistivity anomalies generated that previous winter.

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During the winter of 2010, six holes representing 2,074 metres, were drilled in two areas. Four holes targeted resistivity anomalies on the Esker grid. Although favourable structures were located, explaining the resistivity anomalies, no significant uraniferous results were obtained. Two holes, targeting high-frequency electromagnetic conductors as an indication of an extension of a possible mineralized zone, were unaltered.

No work was carried out on this project in 2011 or 2012, nor is any planned for 2013.

Russell Lake

Despite its proximity to the Wheeler River property, no work was carried out at Russell Lake in 2010, 2011 or 2012. Russell Lake is a joint venture between the Company (37.82%), Cameco (57.18%) and W. Boyko (5%). Denison is the operator. A program of diamond drilling is planned for 2013 consisting of two drill holes totalling 1,000 metres that will target an electromagnetic conductor.

Turkey Lake Project

The Turkey Lake Project is located along the northeastern edge of the Athabasca Basin in northern Saskatchewan. The project is well situated, bordering the northern claim boundary of the Wolly Project, about 28 kilometres north of the McClean Lake project and approximately 25 kilometres north of the Eagle Point mine. The Turkey Lake property is wholly-owned by Denison.

Prior to Denison’s involvement, the Turkey Lake property was explored by Gulf Minerals and Cameco. In 1978, Gulf Minerals Canada drilled a total of 13 holes into the main Turkey Lake conductors. Of these, several returned encouraging results, the best of which was TUR-4 which intersected 0.136% U over 0.6 metres. The intersection was within the sandstone column just above the sub-Athabasca unconformity at a vertical depth of only 20 metres. Follow-up holes drilled within the vicinity of TUR-4 also intersected significantly elevated radioactivity.

During the summer of 2008, a medium-density soil sampling geochemical survey was completed over the main Turkey Lake conductor set. The program was designed to selectively analyze the samples using a technique known as enhanced enzyme leach analysis. The survey indicated weakly anomalous nickel, thorium and uranium results within the TUR-4 drilling area, as well as an interesting zone of depletion to the north along the conductor system. Historical drill holes were located and re-collared during the course of the program.

Denison’s work in 2009 included an airborne geophysical survey conducted during the summer months in conjunction with the Le Drew Lake and Hatchet Lake projects. The survey collected magnetics, electromagnetics, and radiometrics over the project areas.

During 2010, Denison drilled 14 holes totalling 1,895 metres to test the double conductor set which had returned anomalous radioactivity in past work. One hole intersected elevated radioactivity, at 250 to 1100 cps, over 12 metres very near surface. Assay results from this core returned a maximum of 0.13% U3O8 over 1.0 metre. Further work is warranted; however, no work was carried out in 2011 or 2012. No work is planned for 2013.

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Other Denison Projects

Denison also has several other projects located in the Athabasca Basin. These projects are:

•	Brown Lake (75% Denison, 25% Freeport-McMoRan Copper & Gold Inc.);

•	Epp Lake (100% Denison),

•	Jasper Lake (100% Denison),

•	Kirsch Lake (52% Denison, 48% Aben Resources Ltd.),

•	North Wedge (100% Denison),

•	Perpete Lake (100% Denison),

•	Stevenson River (100% Denison),

•	Ford Lake (100% Denison),

•	South Dufferin (100% Denison), and

•	Lazy Edward Bay (100% Denison).

No work has been carried out on these projects over the past three years. No drilling is planned on any of them in 2013, although geophysical surveys are planned for Perpete Lake and Stevenson River.

As a result of the JNR Acquisition, the Company has increased its interests to 100% in the Moore Lake, Bell Lake, South Dufferin, North Wedge and Lazy Edward Bay projects. The Company also acquired interests in nine additional properties from JNR:

•	Black Lake (Athabasca Basin),

•	Crackingstone (Athabasca Basin),

•	Newnham Lake (Athabasca Basin),

•	Snowbird (Athabasca Basin),

•	Way Lake (Athabasca Basin),

•	Yurchison Lake (Athabasca Basin),

•	South Fork (Southern Saskatchewan),

•	Rocky Brook (Newfoundland), and

•	Topsails (Newfoundland).

Gold Property

Denison holds a 100% interest in a gold prospect at Talbot Lake in Ontario. In 2009, Denison entered into an option agreement with Abbastar Resources Corp., whereby Abbastar may earn interests in the Talbot Lake property.

Mongolia

Activity by the GSJV generally slowed in 2010 due to uncertainties regarding joint venture ownership and structure as a consequence of the enactment of the Nuclear Energy Law. Work proceeded on environmental programs, most notably the finalization and submittal to relevant agencies of a Detailed Environmental Impact Assessment for the Hairhan ISR project with a satellite ISR project for Haraat on resources below the water table. The Prefeasibility Study submitted in early 2009 was placed on hold in 2010 in order to update and revise the study to meet Mongolian standards for a “final” Feasibility Study.

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Drilling in 2010 was limited in scope to focus on essential priorities and to meet annual exploration work requirements. At Hairhan, three holes totalling 653 metres were drilled to test deep extension of known mineralization; results were encouraging as a possible new target has been located. In the Choir Depression, 1,998 metres of drilling was conducted to continue extension of the new mineralized trend developing along the east margin of the licence area. At Gurvan Saihan, infill drilling of 1,356 metres was completed, which supported preparation of an initial resource estimate in accordance with Russian methods and Mongolian standards. At year end the resource estimate was submitted to the Mineral Resource Committee of the Ministry of Mineral Resources and Energy. Confirmation and extension drilling totalling 3,509 metres were conducted on three discoveries in the Ulziit licence.

In 2011, drilling totaling 50,958 metres was completed primarily to fulfill annual exploration requirements and to collect necessary data to support resource estimates required to meet Mongolian standards. An updated resource report for the Gurvan Saihan license was submitted to the Ministry of Mineral Resources and Energy, and the initial resource report was submitted for the Ulziit license. Both resource estimates were prepared in accordance with Russian methods and Mongolian standards.

In 2012, drilling totaling 29,700 metres was completed in two license areas. At the Ulziit site, drilling totaled 14,900 meters to fulfill two objectives. First, drilling spacing was reduced in a known mineralized area in order to support resource estimation in accordance with Mongolian standards (required to convert to mining licenses). Second, drilling was completed to test southerly extension of the mineralized area that was initially delineated in 2011. The second objective was also met, and the mineralized trend at Ulziit now approaches 4 km in length and remains open in three directions. On the Urt Tsav license, 14,800 metres of drilling were completed to assess the resource potential of this project. The 2012 drilling continued to yield low grade results, and as a consequence, no further work is planned for this license area.

The mineral resource estimates prepared internally for the Ulziit and the Gurvan Saihan projects were accepted and approved by the Mineral Resource Committee of Mongolia in 2012. The internal GSJV resource estimates for the Hairhan, Haraat, Ulziit, and Gurvan Saihan projects are all now finalized and in good standing with the relevant Mongolian agencies. The formal registration of resources in the State Registry is a required component to convert exploration licenses to mining licenses in Mongolia.

In 2013, GSJV work will focus on support of ongoing work to finalize the restructuring of the GSJV and to obtain mining licenses. No exploration or development drilling are planned for the GSJV in 2013.

Mutanga

During 2009, Denison focused on the consolidation and re-evaluation of geological and geophysical data. During the year, Denison developed a further understanding of the project geology through surface geophysical (radiometric) programs, geological mapping and petrographic studies. Geological and geophysical data validation programs continued throughout the year. This work continued through 2010 along with some regional studies in preparation for a significant work program in 2011.

A two phase drill program was carried out by Denison in 2011 under which approximately 15,370 metres were drilled on several radiometric anomalies along the corridor between the Mutanga and Dibwe deposits, resulting in the discovery and delineation of the Dibwe East deposit. The results of the 2011 program were used to complete a mineral resource estimate. Dibwe East significantly increased the mineral resources of the Mutanga project (see “Mineral Properties – Mutanga”).

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A total of 18,160 metres of drilling was completed in 78 RC and 59 diamond drill holes during 2012. Several areas were targeted, including: Dibwe North, Mutanga East, and the Dibwe-Mutanga corridor. Deep drill holes were also completed at Dibwe and Mutanga to test for mineralization below those deposits. New mineralization was intersected at Mutanga East and Dibwe East Zone 4.

Work in 2013 is underway and will include soil geochemical surveying, geological mapping, radon surveying and airborne geophysics. No drilling is planned for 2013. Revised sectional interpretations that incorporate all of the new data from 2011 and 2012 are also being completed.

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Quality Assurance and Quality Control Procedures and Protocols

The following section details the Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration programs operated by Denison.

Athabasca Basin

Selected control points on historic and newly cut grids are located by differential Global Positional System (“GPS”). Diamond drill holes are usually laid out in the field using local grid coordinates as the main reference. Upon completion they are surveyed with a differential GPS. The GPS allows very accurate definition of the surface elevation control, which is critical in locating any unconformity offsets. Denison also collects down hole spatial data which allows determination of the true position of the entire drill hole, as the azimuth and dip down the hole often varies from that at the collar of the hole.

Denison collects several types of down hole geochemical data during drilling operations, as follows:

•

Regular geochemical samples of core are taken for multi-element geochemical analysis to determine background levels of 53 elements. Elevated concentrations of certain elements can then aid in economic evaluation of the drill hole. These samples are collected systematically down the drill hole at intervals in the 5.0 to 10.0 metre range. Three to five selected samples of less than 5 centimetres are composited to make up this sample.

•

Regular samples are taken for clay analysis by spectrometer (PIMA). The speciation of clays determined by this method helps to characterize proximity to mineralized alteration zones at the unconformity. Less than 10 centimetres of sample is collected for this analysis.

•

Following completion of drilling, the hole is flushed with water for an hour to remove any material from the bottom of the hole, and then a radiometric probe is lowered through the rods to within 10 metres of the bottom. Readings are taken both on the way down and on the way up. Probe results are presented as “grade equivalent” eU3O8 . The downhole probes are calibrated originally by the manufacturer at test pits with known mineralization in the United States. These probes are also regularly tested in the test pits at a government-owned facility in Saskatoon. In addition, Denison further calibrates the probes with a correlation curve of probe grades versus corresponding high-grade assays on split core as received from the laboratory. At the Wheeler River project, different probes are used depending on the observed grade of mineralization at the unconformity as the standard probes generally become saturated at grades above 20% U3O8 .

•

Assay data is collected where the geologist suspects, on the basis of alteration, geology, scintillometer and probe results, that the grade of a sample could be greater than 0.01% U3O8. Sample lengths are usually 0.5 metres. Flank samples are taken above and below the suspected mineralized interval to geochemically constrain this mineralization. These samples are split longitudinally with a mechanical splitter, and half of the core is returned to the core box as a permanent record. Samples are placed in individual plastic bags along with a sample tag. The bag is sealed and a corresponding tag is stapled to the core box where the core was removed. Samples are shipped to the analytical lab in five gallon pails.

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Once the diamond drill core is geologically logged but before sampling, the core is photographed and the core boxes are labelled with aluminium tags. After sampling, all core is stored in specially constructed core racks out of doors in the event the core needs to be re-logged or re-sampled in the future.

The geochemical lab routinely inserts standard reference materials and blanks into batches of the Company’s samples as an internal check on accuracy and contamination. The Company regularly submits a variety of duplicate samples in the sample stream as a check on the precision of the analytical lab. Due to the inherent problems of storing and transporting reference standards containing uranium mineralization, no external standard reference materials are submitted in the sample stream. Down hole radiometric probe results also provide data that is useful for assessing the accuracy of the laboratory results.

All analyses are conducted by SRC, a Standards Council of Canada (CCRMP) certified analytical laboratory in Saskatoon. SRC has specialized in the field of uranium research and analysis for over 30 years and is a CNSC licensed laboratory for the analysis of uranium samples.

The sample preparation and analytical protocols are as follows:

•

Drill core samples are received by the analytical laboratory from Denison in sealed five-gallon plastic or metal pails. Each sample is contained in a sealed plastic bag with a sample tag. A packing slip is enclosed that contains instructions and a sample number list. Samples are verified against the packing slip. Any extra samples or missing samples are noted and Denison is informed.

•	Samples are sorted by the analytical laboratory according to location (sandstone or basement origin) and level of radioactivity, and are dried and processed as follows:

- Samples are processed from lowest to highest radioactivity.

- Crushed to 60% -2 millimetres. Approximately 200 grams of crush is riffled out then ground in a chrome steel grinding mill to 90% -106 microns.

- Replicates are chosen at random and another 200 grams of crush is riffled and ground.

•	The pulp is digested in aqua regia leach and diluted. The solutions are then analyzed by ICP for % U3O8.

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•	Certified U3O8 standards are analyzed with samples with corresponding uranium levels. The detection limit is 0.002 wt% U3O8. Accuracy at various concentrations of U3O8 are listed below:

Sample #	%U3O8	Typical Accuracy
BL-1	0.026	±0.004
BL-4a	0.147	±0.004
BL-2a	0.502	±0.008
BL-3	1.21	±0.02
BL-5	8.36	±0.10
RS2-11	48.0	±0.7

Check assays are done on selected pulps by DNC (Delayed Neutron Counting) at SRC. All radioactive samples are monitored and recorded as per CNSC licence 01784-1-09.0.

Mongolia

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC program in Mongolia. The following details the protocols used by all Denison staff and consultants.

Site geologists lay out drill holes, generally on regular grids depending on the stage of exploration and amounts of existing and planned drilling in each campaign. Following drilling, all hole locations are surveyed, using differential GPS, by a certified surveying company registered in Mongolia. In accordance with Mongolian requirements, site topography maps are also prepared at 1:5,000 scale for active sites.

Processes for Determining Uranium Content by Gamma Logging

Exploration for uranium deposits in Mongolia typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made, and probes also measure electrical properties of rock, from which lithology information can be derived.

The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8 ”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

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Core Sampling, Processing, and Assaying

Approximately 10% of holes drilled are cored, and core recovery typically exceeds 75%. Core diameter is normally 63.5 mm (HQ) or 85 mm (PQ). Core is scanned by a handheld scintillometer at 0.5m intervals through the entire core and at 0.1 metre intervals in mineralized sections to ensure precise segregation. Based on scintillometer scanning and comparison with down hole gamma logging results, individual mineralized zones are specified for sampling. The core is photographed following marking of depth and sampling intervals. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core sampling and analyses are conducted for the following purposes:

•	To verify lithology as interpreted from geophysical logging and examination of drill cuttings;

•	To determine uranium concentration as a general check of gamma probing to verify if gamma results and chemical uranium content are close to balance;

•	To determine the ratio of radium and uranium to assess the state of “radiometric disequilibrium;”

•	For whole rock analysis;

•	To test metallurgical properties;

•	To conduct additional specialized tests on the proprieties of mineral bearing rock.

For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually 0.2 metres and the maximum length per sample is 1.0 metres. Core samples are prepared at Activation Laboratories Ltd.’s facilities in Ulaanbaatar, Mongolia. After crushing, samples are ground to -200 mesh. Samples pulps are split into 250 to 300 gram portions for laboratory analyses. Analytical work is generally conducted at Activation Laboratories facilities in Canada.

In addition to coring selected holes or horizons, drill cuttings samples are caught and segregated at every two metres for all rotary mud drill holes. Cuttings samples can provide material for determination of host rock composition; for comparison of lithology as interpreted from electric logs; and for observation of oxidation-reduction zones and interfaces, which is an essential criteria for interpreting sediment hosted uranium deposits such as occur in Mongolia. Site geologists are responsible for all data collection in the field and for posting data onto specific forms and entering data into data bases.

Quality Assurance and Quality Control Measures

Drill hole logging is conducted by an independent Mongolian contractor. The contractor developed its logging capabilities specifically to meet Denison’s logging requirements in Mongolia. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Mongolia in 2005 ahead of the drilling season. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Mongolian logging contractor. All tools were checked and calibrated before being shipped to Mongolia, and a variety of system checks and standards are also established for routine checking and calibration of tools. In addition, Denison cased mineralized holes at centrally located exploration areas, and these cased holes can be logged periodically to ensure exact repeatability of the gamma probes.

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Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Ulaanbaatar office. The raw and converted logging data are copied and then sent via e-mail to Denison’s Denver office, where all data is checked and reviewed.

Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic – geochemical breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned to each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are transported to Ulaanbaatar under the supervision of the project geologists and delivered to either the Central Analytical Laboratory or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories and reference samples are used to verify laboratory controls and analytical repeatability.

Duplicate samples (10-30% of total) are sent to an external laboratory for uranium assays. The specialized laboratory for radioactive elements at the Sosnovgeology state exploration enterprise in Irkutsk, Russia is used as the reference laboratory for external QC.

Zambia

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC program in Zambia. The following details the protocols used by all Denison staff and consultants.

Processes for Determining Uranium Content by Gamma Logging

Exploration for uranium deposits in Zambia typically involves identification and testing of sandstones within sedimentary sequences. The primary method of collecting information is through extensive drilling (both Reverse Circulation and Diamond Drill coring) and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

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The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium.

The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse.

The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. In addition, certain boreholes at the Mutanga property are cased and the probes are periodically checked for any instrument drift. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Core Sampling, Processing, and Assaying

In addition to purely geological purposes, drill core and reverse circulation chip samples are collected for the following reasons:

•	verification of lithology as determined from geophysical logging and examination of drill cuttings;

•	determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance;

•	whole rock analysis; and

•	specific geochemistry for uranium species and other minerals of interest.

Core diameter is typically 61.1 millimetres. For intervals selected for laboratory analysis, one half of the core will normally be used and the other half retained as a permanent record. The length of core submitted is usually 0.5 metres and the maximum length per sample is one metre. Sample intervals are selected by geologists in the field based on lithology, mineralization and uranium grade (from gamma logging and from hand-held scintillometers).

Samples are analyzed at the ALS Minerals Laboratory in Johannesberg, South Africa. Samples are transported in a dedicated truck from Zambia to Johannesburg, South Africa where ALS Minerals operates a dedicated sample preparation facility. The sample is crushed, pulped and homogenized and a sample pulp representing 5.0% of the sample is sent to a secondary laboratory, Setpoint Laboratory (Africa Mineral Standard Group, which is fully certified and accredited for XRF Pressed Disc Analysis by South African standards. The Setpoint Laboratory Group is an ISO7025 accredited laboratory.

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Quality Assurance and Quality Control Measures

Drill hole logging is conducted by trained and dedicated personnel devoted solely to this task. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated before being shipped to Zambia, and a variety of system checks and standards have also been established for routine checking and calibration of tools. In addition, a mineralized hole at the Mutanga Project was cased specifically to be logged periodically to ensure exact repeatability of the gamma probes.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The raw and converted logging data are periodically copied electronically to the Company’s Lusaka, Toronto and Saskatoon offices, where all data is checked and reviewed.

Samples of drill core or reverse circulation drill chips are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand-held scintillometer (RS 125 Super Gamma Ray Scintollometer), and on the basis of down hole probing results. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the technician logging the core or chips. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core or bulk chip samples are representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned to each interval and recorded by the on-site geologist.

After the geological logging of the core or chips and the selection of representative samples, all of the remaining drill hole material is stored at site for future reference. Drill core is stored in metal trays, and reverse circulation drill chips are stored in numbered and tagged plastic bags. All samples, irrespective of type, are kept in buildings constructed for the purpose.

As standard procedure, field duplicates of reverse circulation drill chips are included in assay suites sent to the laboratory. Standard reference materials and blanks are used to monitor analytical accuracy and contamination.

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Manager of UPC

DMI is the manager of Uranium Participation Corporation (“UPC”). UPC is a public company with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The Company does not, directly or indirectly, have an ownership interest in UPC. As manager, DMI provides the corporation’s officers and manages the activities of UPC including purchasing uranium for and on behalf of UPC as directed by the UPC board, arranging for its storage and attending to regulatory reporting for UPC.

For its management services, DMI receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100.0 million and Cdn$200.0 million and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200.0 million; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20.0 million; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds Cdn$20.0 million (“an initiative”); e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

During 2012, DMI earned an aggregate of $1.671 million in management fees as manager of UPC.

Denison Environmental Services

DES was formed in 1997 to provide mine decommissioning and mine care and maintenance services to industry and government, as well as to manage Denison’s post mine closure environmental obligations on its Elliot Lake landholdings. Over the last few years the focus of DES has changed from mine decommissioning to post-closure mine care and maintenance services and currently 93% of DES’s business comes from these post-closure mine care and maintenance services. DES is headquartered in Elliot Lake, Ontario.

The primary activities of DES in 2012 were: providing the ongoing monitoring of Denison’s two closed Elliot Lake mine sites; environmental monitoring, effluent treatment and maintenance services for Rio Algom Ltd.’s five closed Elliot Lake mines; the care and maintenance of the closed Vale Shebandowan Mine and Whistle Mine in northern Ontario; and the care and maintenance of a closed base metal mine at Les Mines Selbaie in Quebec.

In 2012, DES also carried out work on several other smaller contracts.

Environmental, Health and Safety Matters

The Company has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Denison’s commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and to Denison’s employees and to ensure compliance with regulatory requirements. The EHS Policy also sets out Denison’s requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board regarding the Company’s compliance and the results of the Company’s monitoring.

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Canada

McClean Lake

The McClean Lake facility operated continuously from 1999 until early July 2010 when it was placed on stand-by. Hydraulic containment of the TMF was consistently maintained throughout the year. There was one lost time accident and five reportable spills, all of which were minor in nature and successfully remediated. There were no action level exceedances during the year. All radiological monitoring was conducted in accordance with the routine schedule. The facility has maintained its internationally recognized ISO 14001:2004 and OHSAS 18001certification.

The McClean operation and the Midwest project are combined under a single Operating Licence issued by the CNSC. The combined Preliminary Closure Plan was prepared by ARC and approved by the authorities, estimating the total decommissioning and reclamation costs to be Cdn$43.1 million. Financial assurances are in place for this entire amount, with Denison’s share being Cdn$9.7 million.

Elliot Lake

Denison’s uranium mine at Elliot Lake, Ontario, which started operations in 1957, was permanently closed upon completion of deliveries of U3O8 to Ontario Hydro in May 1992. During its 35 years of continuous operation, the facility produced 147 million pounds of U3O8 in concentrates from the milling of 70 million tons of ore.

By 1998, all significant capital reclamation activities at Denison’s two closed Elliot Lake mines had been completed and, for the most part, decommissioning has progressed to the long-term monitoring phase.

During 2012, the treatment plants operated as planned and all environmental targets were met. Monitoring and other remediation related expenses were Cdn$0.8 million for the year. Monitoring costs for 2013 are budgeted to be Cdn$0.8 million. All expenditures are funded from the Reclamation Trust described below under “Reclamation.” It is estimated that sufficient funds are in the Reclamation Trust to meet all monitoring costs through 2018.

All activities and monitoring results are reviewed regularly by the CNSC and the Elliot Lake Joint Regulatory Group, which consists of federal and provincial regulators.

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, Denison has established a Reclamation Trust from which all spending on its Elliot Lake reclamation activities is funded. When the Reclamation Trust was first established in 1994, Denison was required to deposit 90% of its cash receipts after deducting permitted expenses, as defined in such agreement, into the Reclamation Trust. In 1997, the Governments of Canada and Ontario agreed to suspend the 90% funding requirement provided Denison maintained four years of cash requirements in the Reclamation Trust. Early in 1999, the Governments of Canada and Ontario agreed to further amend the Reclamation Funding Agreement, effective when Denison received an amended site decommissioning licence, which was obtained on April 22, 1999. Pursuant to that amendment, Denison is required to maintain sufficient funds in the Reclamation Trust to meet six years of cash requirements.

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Denison Environmental Services

DES has maintained its internationally recognized ISO 9001:2008 certification which is a certification for Quality Management Systems. In 2012, DES had no lost time accidents.

Exploration

The Denison exploration office in Saskatchewan had no lost time accidents in 2012. All required permits were obtained, and the exploration sites were remediated as required.

Mongolia

There were neither medical aids, nor lost time accidents during the 2012 drilling and other field programs.

Zambia

There were neither medical aids, nor lost time accidents during the 2012 drilling and other field programs. In addition there were no environmental exceedences.

Government Regulation

Canadian Uranium Industry

The federal government recognizes that the uranium industry has special importance in relation to the national interest and therefore regulates the mining, extraction, use and export of uranium under the Nuclear Safety and Control Act (“NSCA”). The NSCA is administered by the CNSC which issues licences pursuant to the regulations under the NSCA. All of the McClean Lake and Midwest uranium operations are governed primarily by such licences and are subject to all applicable federal statutes and regulations and to all laws of general application in Saskatchewan, except to the extent that such laws conflict with the terms and conditions of the licences or applicable federal laws.

The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Denison’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade respectively.

Environmental matters related to the McClean Lake uranium facility and the Midwest project are regulated by the CNSC and Saskatchewan Environment. A number of other ministries and departments of the federal and Saskatchewan governments also regulate certain aspects of the operation. Prior to proceeding with development of the McClean Lake uranium facility and Midwest project, the proponents were required to submit Environmental Impact Statements for review. After completion of that review and receipt of recommendations, the federal and Saskatchewan governments issued the appropriate authorizations, subject to the normal licensing process, for the McClean Lake uranium facility in 1995 and for Midwest in 1998.

Decommissioning activities at Elliot Lake are carried out under two decommissioning licences issued by the CNSC, one for the Stanrock tailings area and one for the Denison mine site and tailings areas. These licences are issued for an indefinite period. Decommissioning of the facilities pursuant to the terms of the decommissioning licences has been completed and, after a lengthy period of care, maintenance and monitoring, Denison may then apply to the CNSC for permission to abandon the sites.

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Land Tenure

Canada

The right to explore for minerals is acquired in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The initial term of a Mineral Claim is two years, renewable for successive one–year periods, provided the Mineral Claim is in good standing. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work on a Mineral Claim requires additional governmental approvals.

The right to mine minerals in Saskatchewan is acquired under a mineral lease from the province (a “Mineral Lease”). A Mineral Lease is for a term of 10 years, with a right to renew for successive 10-year terms in the absence of default by the lessee. The lessee is required to spend certain amounts for work during each year of a Mineral Lease. A Mineral Lease cannot be terminated except in the event of default and for certain environmental concerns, as prescribed in The Crown Minerals Act (Saskatchewan). However, Mining Leases may be amended unilaterally by the lessor by amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).

The surface facilities and mine workings are located on lands owned by the Province of Saskatchewan. The right to use and occupy lands is acquired under a surface lease (a “Surface Lease”) from the Province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the Province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socio-economic objectives and contain certain undertakings in this regard.

Canadian Royalties

The Province of Saskatchewan imposes royalties on the sale of uranium extracted from ore bodies in the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Royalty Schedule”) as amended. The calculations call for the payment of a basic royalty (currently 5% of gross sales of uranium), reduced by a Saskatchewan resource credit (currently 1% of gross sales of uranium).

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The Royalty Schedule also provides for additional tiered royalties to become payable as a percentage of revenue after Denison has deducted from revenue its capital costs for mill expansion and mine development in accordance with provisions set out in the Royalty Schedule. When Denison’s remaining capital recovery banks have been utilized, tiered royalties would become payable in accordance with the following:

Average Price Cdn.$ per Kilogram of U3O8(1)	Adjusted Average Price Cdn.$ per Pound U3O8(2)	Tiered Royalty as a % of Revenues within the Bracket
Up to $30	Up to $18.66	0%
$30 to $45	$18.66 to $28.00	6%
$45 to $60	$28.00 to $37.33	10%
More than $60	More than $37.33	15%

Notes:

(1)	1999 bracket value to be indexed annually
(2)	Bracket value adjusted to 2011

Discussions continue between the Government of Saskatchewan and the uranium mining industry, with the goal being to update the current royalty system and help improve the province’s competitiveness as a uranium investment destination. Revisions to the royalty system could be effective as early as 2013. The timing and extent of any change in the royalty system is subject to approval by the Government of Saskatchewan, and there can be no assurance that a new royalty system will be introduced in 2013 or in the future.

Canadian Income and Other Taxes

Denison and its Canadian subsidiaries are subject to federal and provincial income taxes. In 2012, taxable income was subject to federal taxes at a rate of 15%, and provincial taxes in Saskatchewan, Ontario, Quebec, British Columbia and the Yukon Territory at rates varying between 10% and 15%. Taxable income is allocated between provinces/territories based on a two point average of the proportion of salaries and revenues attributable to each province/territory. Denison expects that it will not be liable for Canadian income taxes on a current tax basis for the financial year ended 2012. As a resource corporation in Saskatchewan, Denison is also subject to a resource surcharge equal to 3% of the value of resource sales from production in Saskatchewan, if any, during the year.

In recent years, Denison has issued shares eligible for treatment as “flow through shares”, as defined in subsection 66(15) of the Income Tax Act (Canada). As a result, a significant portion of Denison’s Canadian Exploration Expenditures have been renounced to shareholders and are not available to Denison as a tax deduction in the current year or future years.

Other International Income Taxes

Denison’s operations in Zambia and Mongolia are both subject to income taxes in their respective jurisdictions. Due to the stage of these projects, Denison has not been liable to pay income taxes in past years. Denison does not expect to be liable to pay income taxes, in either jurisdiction, during the development stages of either project.

Audit / Review by Taxing Authorities

From time to time, Denison is subject to audit / review by various taxing authorities in the above noted jurisdictions. Apart from periodic reviews carried out by taxing authorities, in the ordinary course of business in certain jurisdictions, Denison is not currently under audit, and no special audits are currently scheduled to occur.

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Risk Factors

There are a number of factors that could negatively affect Denison’s business and the value of the Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Global Financial Conditions

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the Shares.

Ability to Maintain Obligations under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

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Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of Shareholders and reduce the value of their investment.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral reserves and resources and the market price of the Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the JNR Arrangement and the EFR Arrangement, and it expects to complete the Fission Arrangement in the second quarter of 2013. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties, and could adversely impact the Company and the price of its Shares.

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Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Replacement of Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, GSJV and Mutanga and Dibwe projects are Denison’s future sources of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing mineral deposits are found, Denison’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace production.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

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Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Reliance on ARC as Operator

As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

The McClean Lake mill employs unionized workers who work under collective agreements. ARC, as the operator, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long-term business prospects.

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Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis. Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new mineral reserves.

Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

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Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the Nuclear Energy Law, which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.

There are a number of provisions under the Nuclear Energy Law that will significantly affect the GSJV, in which Denison currently holds an 85% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the entitlement of the Government of Mongolia to hold a 34% to 51% interest in each uranium property, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, at no cost to the Government. Denison is currently in the process of restructuring the GSJV to meet the requirements of the Nuclear Energy Law, pending government reviews and authorizations.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

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Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

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KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO’s interests as an indirect Shareholder. The interests of KEPCO as an indirect Shareholder may not always be consistent with the interests of other Shareholders.

The KEPCO SRA also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

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Denison’s Securities

The Shares

The Company is entitled to issue an unlimited number of Shares. As of December 31, 2012, Denison had an aggregate of 388,805,915 Shares issued and outstanding. As at the date hereof, Denison had an aggregate of 396,781,394 Shares issued and outstanding.

Shareholders are entitled to receive notice of, and to one vote per share at, every meeting of Shareholders, to receive such dividends as the Board declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.

Shareholders are entitled to receive dividends if, as and when declared by the Board of Directors. The directors have adopted a policy of dedicating cash flow to reinvestment in the business of the Company. Accordingly, no dividends have been declared to date. Further, the Company is restricted from paying dividends under its Credit Facility.

In 2012, the only issuances of Shares was the issuance of 4,145,000 Shares at Cdn$1.69 per share on a private placement basis on October 26, 2012.

Denison Replacement Warrants

In connection with the JNR Acquisition, Denison issued 272,290 Denison Replacement Warrants in exchange for 3,730,000 outstanding JNR warrants. Each Denison Replacement Warrant is exercisable for a Share upon payment of the exercise price Cdn$2.05. The Denison Replacement Warrants expire on November 1, 2013.

Price Range and Trading Volume of Shares

The Shares trade on the TSX under the symbol “DML” and on the NYSE MKT under the symbol “DNN”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Shares on the TSX (according to the TSX) and NYSE MKT (according to Bloomberg).

Month	High (Cdn$) TSX	Low (Cdn$) TSX	Volume TSX	High (US$) NYSE MKT	Low (US$) NYSE MKT	Volume NYSE MKT
December	1.28	1.05	27,819,652	1.30	1.06	14,211,120
November	1.29	1.04	12,042,313	1.29	1.04	14,773,725
October	1.49	1.25	12,016,557	1.52	1.26	11,064,497
September	1.68	1.36	18,378,752	1.72	1.39	29,184,100
August	1.49	1.30	8,825,247	1.49	1.28	9,559,114
July	1.52	1.21	11,179,635	1.50	1.23	10,098,637
June	1.62	1.31	16,270,328	1.59	1.27	11,478,819
May	1.95	1.35	18,179,997	1.97	1.33	15,400,663
April	1.89	1.31	28,471,761	1.92	1.31	20,485,381
March	1.98	1.48	40,017,254	2.00	1.50	23,662,145
February	2.06	1.68	39,088,834	2.06	1.68	26,932,591
January	2.05	1.28	31,912,766	2.03	1.26	23,518,874

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Denison’s Management

Denison’s Directors

The following table sets out the names and the provinces and countries of residence of each of the directors of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years. The following table also identifies the members of each committee of the Board of Directors.

Name and Province and Country of Residence	Principal Occupation and Employment for Past Five Years	Director Since(1)

CHEONG EUN HO Seoul, Korea	Vice President of Overseas Resources Development Dept, KEPCO, an international electric power company headquartered in Korea since 2012; prior: General Manager of Asia Project Development, KEPCO, since 2008.	2013

JOHN H. CRAIG (3) Ontario, Canada	Lead Director of the Board of the Company; Lawyer, Partner, Cassels Brock & Blackwell LLP, a business and litigation law firm based in Ontario.	1997

W. ROBERT DENGLER(2, 4, 5) Ontario, Canada	Corporate Director since 2006; prior: Vice-Chairman and Director of Dynatec Corporation in 2005; President and Chief Executive Officer of Dynatec Corporation.	2006

BRIAN D. EDGAR(3, 6, 7) British Columbia, Canada	Chairman of Silver Bull Resources, Inc., a mineral exploration company listed on both NYSE MKT and the TSX, since 2011, and President and Chief Executive Officer of Dome Ventures Corporation, a subsidiary of Silver Bull Resources Inc., since 2005.	2005

Ron F. Hochstein(2) British Columbia, Canada	President and Chief Executive Officer of the Company since 2009; director of the Company since 2000; prior: President and Chief Operating Officer of the Company from 2006-2009; President and Chief Executive Officer and Director of the Company from 2000 - 2006.	2000

LUKAS H. LUNDIN Vaud, Switzerland	Chairman of the Board of the Company; Mining Executive.	1997

WILLIAM A. RAND(4, 6) British Columbia, Canada	Director of Rand Edgar Investment Corp., a private investment company based in British Columbia.	1997

CATHERINE J. G. STEFAN(3, 6, 8) Ontario, Canada	President, Stefan & Associates, a consulting firm based in Ontario, since 2009; prior: Managing Partner, Tivona Capital Corporation, a private investment firm, from 1999-2008.	2006

Notes:

(1)	The term of office of each of the directors of Denison will expire at the Annual and Special Meeting of the Shareholders to be held on May 9, 2013.
(2)	Member, Environment, Health and Safety Committee
(3)	Member, Corporate Governance and Nominating Committee
(4)	Member, Compensation Committee
(5)	Chair, Compensation Committee and Environment Health and Safety Committee
(6)	Member, Audit Committee
(7)	Chair, Corporate Governance and Nominating Committee
(8)	Chair, Audit Committee

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Denison’s Executive Officers

The following table sets out the names and the provinces or states and countries of residence of each of the executive officers of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years. Mr. Hochstein, the President and Chief Executive Officer of the Company, is discussed under “Directors” above.

Name and Province and Country of Residence	Position with Denison and Employment for Past Five Years
STEVE BLOWER British Columbia, Canada	Vice President, Exploration since September, 2012; prior: President, C.E.O. and a director of Pitchstone Exploration Ltd., a mineral exploration company from 2006 – 2012.

DAVID CATES Ontario, Canada	Vice President Finance, Tax and Chief Financial Officer, 2013; prior: Director, Taxation from 2008-2012.

MICHAEL SCHOONDERWOERD Ontario, Canada	Vice-President Controller, 2013; prior, Corporate Controller, 2004 – 2012.

TERRY WETZ Colorado, U.S.A.	Vice-President, Project Development since 2012; prior: Director of Project Development for Denison Mines (USA) Corp., a former subsidiary of the Company with mining, milling and exploration activities in the U.S., from 1997 - 2012.

The directors and executive officers of Denison, as a group, beneficially own, or control or direct, directly or indirectly, 2,507,659 Shares or less than one percent of the Shares as of the date of this AIF. No single director or officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Shares as of the date of this AIF. The information as to Shares beneficially owned or directed by the directors and officers, not being within the knowledge of the Company, has been furnished by each such individual.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as referred to below, no director or officer of the Company:

(a)	is, as at the date of this AIF, or has, within the previous ten year period, been a director or executive officer of a company (including Denison) that:

(i)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued (A) while that person was acting in such capacity or (B) after that person ceased to act in such capacity but which resulted from an event that accrued while that person was acting in that capacity; or

(ii)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets (A) while that person was acting in such capacity or (B) within a year of that person ceasing to act in such capacity, or

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(b)	has, within the previous ten year period, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(c)	is, or has been, subject to any penalties or sanctions (i) imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

Messrs. Rand and Edgar were directors of New West Energy Services Inc. (“New West”) (TSX-V) when, on September 5, 2006, a cease trade order was issued by the British Columbia Securities Commission against that company for its failure to file financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Mr. Rand is still a director of New West, while Mr. Edgar resigned in August 2009.

Conflicts of Interest

Some of Denison’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Denison’s shareholders. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.

None of the present directors or senior officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

•

During 2012, the Company incurred management and administrative service fees of $75,000 with a company owned by Mr. Lukas Lundin, the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. No amounts were due to this company as of December 31, 2012. During 2012, the Company incurred fees of $52,000 for air chartered services from a company owned by the Chairman of the Company. At December 31, 2012, an amount of $nil is due to this company.

•	During 2012, the Company has incurred legal fees of $299,000 from the law firm of which Mr. Craig is a partner. At December 31, 2012, an amount of $285,000 is due to this legal firm.

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•

As a director of JNR, Mr. Hochstein disclosed his conflict of interest to Denison’s Board in connection with the consideration and approval of the JNR Acquisition. In this regard, Mr. Hochstein refrained from attending the Board meeting at which the acquisition was reviewed and approved and abstained from voting on the matter. Mr. Hochstein resigned from the board of directors of JNR upon the announcement of the transaction.

•

One of Denison’s directors, Mr. Cheong, is employed by KEPCO. Through its corporate holdings, KEPCO is a significant shareholder of the Company, with approximately 14.62% of the outstanding Shares as of the date hereof. In addition, KEPCO has a strategic relationship with the Company which may present a conflict of interest for Mr. Cheong. The KEPCO SRA provides KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions being considered by Denison. While the Company is not aware of a pending or existing conflict of interest with Mr. Cheong as of the date hereof, the interests of KEPCO as shareholder of Denison and KEPCO’s business relationships with Denison may place Mr. Cheong in a position of conflict as directors of the Company in the future.

Interest of Management and Others in Material Transactions

Other than as disclosed in this AIF, no director or executive officer of Denison, no person or company that beneficially owns, controls or directs, indirectly or directly, more than 10% of the Shares, and no associate or affiliate of any of them, has or has had, within the three most recently completed financial years or during the current financial year, any material interest, direct or indirect, in any transaction which materially affects or is reasonably expected to materially affect Denison.

Standing Committees of the Board

The Audit Committee

The audit committee of the Company’s Board of Directors is principally responsible for:

•

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor;

•	overseeing the work of the external auditor;

•

reviewing the Company’s annual and interim financial statements, its MD&A in respect thereof and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company; and

•	reviewing the Company’s financial reporting procedures for the Company’s public disclosure of financial information extracted or derived from its financial statements.

The Company’s Board of Directors has adopted an audit committee mandate/terms of reference (the “Mandate”) which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Mandate is attached as Schedule A to this AIF.

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Below are the details of each Audit Committee member, including his or her name, whether she or he is independent and financially literate as such terms are defined under National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and his or her education and experience as it relates to the performance of his or her duties as an Audit Committee member. All three audit committee members have “financial expertise” within the meaning of the U.S. Sarbanes-Oxley Act of 2002, as amended, and are financially literate under NI 52-110. The qualifications and independence of each member is discussed below and in the Company’s Management Information Circular dated March 26, 2012 (the “Circular”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.

Director	Independent (1)	Financially Literate(2)	Education & Experience Relevant to Performance of Audit Committee Duties
Catherine J.G. Stefan, Chair of the Audit Committee	Yes	Yes

•      Chartered Accountant, Chartered Professional Accountant

•      B.Comm

•      Held position of Chief Operating Officer, O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

Brian D. Edgar	Yes	Yes

•      Law degree, with extensive corporate finance experience

•      Held positions of Chairman since 2011 and President and Chief Executive Officer of a public company from 2005 to 2011.

•      Has served on audit committees of a number of public companies

William A. Rand	Yes	Yes	• B.Comm (Accounting) • Two law degrees, with extensive corporate finance experience • Has served on audit committees of a number of public companies

Notes:

(1)	Independent within the meaning of NI 52-110.
(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an internal auditor which was not adopted by the Company’s Board of Directors.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section D of the Mandate.

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The following table discloses the fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during the last two fiscal years. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: $0.9997 for 2012 and $0.9891 for 2011.

Financial Year Ending	Audit Fees(1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2011	$540,952	$178,346	$37,516	$53,079
December 31, 2012	$420,851	$133,564	Nil	$304,796

Notes:

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns. For 2011, “All Other Fees” relates to the Company’s equity financing during the year. For 2012, “All Other Fees” relates to the audit of the US Mining Division’s financial statements and consents provided for the EFR Arrangement.

Other Board Committees

The Board currently has three other standing committees in addition to the Audit Committee, namely the Corporate Governance and Nominating Committee, the Compensation Committee and the Environment, Health and Safety Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. A discussion of each committee and its composition can be found in the Circular.

Corporate Governance

As a Canadian reporting issuer with its Shares listed on the TSX, Denison has in place a system of corporate governance practices which is responsive to applicable Canadian requirements, including National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators (the Guidelines). Denison’s corporate governance practices meet or exceed the Guidelines and all other applicable Canadian requirements. Reference is made to the Corporate Governance Practices section of the Circular, which contains a description of the Company’s system of corporate governance practices with reference to the Guidelines.

Denison is classified as a foreign private issuer under U.S. securities law and its Shares are listed on NYSE MKT. Pursuant to the rules of the NYSE MKT, a foreign private issuer is permitted to follow home country practice except with respect to certain rules, with which Denison complies.

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Legal and Regulatory Proceedings

Except as described below, the Company is not currently a party to, nor was it a party to during the last financial year, and none of the Company’s property is or was the subject of, any material legal proceedings, and the Company knows of no such legal proceedings that are contemplated. However, from time to time, the Company may become party to routine litigation incidental to its business.

McClean Lake CNSC Licence Challenge

On August 2009, ARG filed an Application for Judicial Review of the decision to renew the McClean Lake CNSC licence with the Canadian Federal Court. ARG was challenging the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial government’s duty to consult with aboriginal people. The matter was heard in June 2010, and the application was dismissed September 2010. ARG appealed this decision on March 5, 2012, and the Federal Court of Appeal unanimously dismissed ARG’s appeal. ARG did not appeal the Federal Court’s decision, ending the matter.

EFR Indemnity

In connection with the EFR Arrangement, the Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp. (“DUSA”), which was acquired by EFR in June 2012, and a contractor who was engaged by DUSA several years ago in respect of an earthworks project for one of the tailings cells at DUSA’s White Mesa mill. A dispute arose between the parties when the contractor ceased work on the project, and DUSA engaged an alternate contractor to complete the project on time. The original contractor has sued DUSA for damages on account of alleged breach of contract and reimbursement of costs due to complications and delays allegedly beyond its control at the project. DUSA has counter-claimed for damages flowing from breach of contract and indemnity and reimbursement for monies paid by DUSA to satisfy the original contractor’s unpaid obligations to subcontractors and for project completion costs. The outcome of this proceeding has yet to be determined; however, an adverse decision may have a material impact on the Company due to its obligation to indemnify EFR. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity.

Material Contracts

Reference is made to the material contracts which have been filed by Denison with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Denison and that was entered into between January 1, 2012 and December 31, 2012 or was entered into before those dates but is still in effect.

1.

The Reclamation Funding Agreement made as of the 21st day of December 1995 among DML, Her Majesty the Queen in Right of Canada (the “Government of Canada”) and Her Majesty the Queen in Right of the Province of Ontario (the “Government of Ontario”) as amended by the Amending Agreement made as of the 11th day of April 1997 among Denison Mines Limited (now DMI), the Government of Canada and the Government of Ontario and as further amended by the Amending Agreement made as of the 25th day of February 1999 among Denison Mines Limited, the Government of Canada and the Government of Ontario and further amended by an Assignment and Novation Agreement made as of the 29th day of December, 2003 among Denison Energy, the Company, the Government of Canada and the Government of Ontario.

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According to the Reclamation Funding Agreement, the Company is required to maintain funds in an Environmental Trust sufficient for the succeeding six years of the estimated reclamation and on-going care and monitoring expenditures for the Company’s closed Elliot Lake mining facility.

2.	The KEPCO SRA made as of June 15, 2009 among the Company, KEPCO and KEPCO Canada Uranium Investment Limited Partnership.

The KEPCO SRA provides for a long-term collaborative business relationship between the parties. Under the KEPCO SRA, KEPCO is entitled to Board representation based on its shareholder percentage in the Company. Initially, Denison was required to nominate for election to its Board at any shareholder meeting at which directors are to be elected, two persons designated by KEPCO as long as KEPCO held at least 15% of the outstanding Shares. However, now that KEPCO’s interest has dropped below 15%, Denison is only required to nominate one person, provided KEPCO’s shareholding percentage stays above 5%.

The KEPCO SRA also provides that if Denison intends to sell an interest in certain of its substantial assets, it will first notify KEPCO of each such proposed sale and provide KEPCO with a 30-day right of first offer to allow KEPCO to purchase the interest in the asset that Denison proposes to sell. The KEPCO SRA provides that Denison will allow KEPCO to participate in potential purchases of certain assets, including a mill facility, a producing mine or a mineral resource for which a production feasibility study has been completed, which Denison plans to pursue with a co-investor. KEPCO’s ability to purchase will not be available where Denison and KEPCO cannot agree on terms within a reasonable time or where their involvement would adversely affect Denison’s ability to pursue an investment opportunity. The right of first offer and co-investment rights are subject to pre-existing contractual commitments and do not apply to certain pre-existing transactions. KEPCO is also entitled to subscribe for additional Shares in order to maintain or increase its shareholding percentage in Denison to thresholds which are relevant to its rights under the KEPCO SRA and KEPCO Offtake Agreement, in circumstances where Denison completes a public offering or broadly distributed private placement to raise proceeds of greater than Cdn$10 million.

Denison is entitled to terminate the KEPCO SRA if KEPCO’s shareholding percentage in Denison drops below 5% and stays below 5% for 60 days following delivery of a notice to that effect by Denison to KEPCO.

3.	The Arrangement Agreement dated May 23, 2012 between EFR and Denison.

Denison entered into the Arrangement Agreement with EFR on May 23, 2012. Pursuant to the Arrangement Agreement, EFR purchased the U.S. Mining Division by acquiring all of the shares and debt of certain subsidiaries. As a result of the transaction, Denison Shareholders received 1.106 common shares of EFR for each Share held, while still maintaining their positions in Denison.

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Pursuant to the Arrangement Agreement, Denison agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp. (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa Mill. See “Legal and Regulatory Proceedings”.

In addition, in connection with the assignment of sales contracts as required by the Arrangement Agreement, the Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

Names and Interests of Experts

The Company’s independent auditor is PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants, who have issued an independent auditor’s report dated March 7, 2013 in respect of Denison’s consolidated financial statements as at December 31, 2012 and 2011 and for each of the years ended 2012 and 2011 and the Company’s internal control over financial reporting as at December 31, 2012. PricewaterhouseCoopers LLP has advised that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and Public Company Accounting Oversight Board Rule 3520 Auditor Independence.

Steve Blower, P. Geo, Denison’s Vice President Exploration, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects in Canada and Zambia, and has verified the data disclosed therein. To the knowledge of Denison, Steve Blower is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

Terry V. Wetz, P.E., Denison’s Vice President, Project Development, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects in Mongolia, and has verified the data disclosed therein. To the knowledge of Denison, Terry V. Wetz is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

RPA Inc., which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports:

•	Elliot Lake Report dated June 29, 2007 by Lawrence B. Cochrane, Ph.D., P.Eng. and Leo R. Hwozdyk, P.Eng.;

•	The 2007 Mongolia Report dated February 27, 2007 by Thomas C. Pool, P.E. and Neil N. Gow, P.Geo.;

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•	McClean Technical Report dated November 21, 2005 as amended on February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.;

•	McClean North Technical Report January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.;

•	Sue D Report dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.;

•	Midwest Technical Report dated June 1, 2005, as amended on February 14, 2006 by Richard E. Routledge, M.Sc., P.Geo., James W. Hendry, P.Eng. and Luke Evans, M.Sc., P.Eng.;

•	The 2011 Mongolia Report dated March 23 , 2011 by Hrayr Agnerian, M.Sc. (Applied), P. Geo. and William E. Roscoe, Ph.D., P.Eng.

•	The Phoenix Report dated December 31, 2012 by William E. Roscoe, Ph.D, P.Eng.

The Midwest A Technical Report dated January 31, 2008 was prepared by Michel Dagbert, P.Eng. of Geostat, which was retained to independently review and audit the mineral reserves in accordance with the requirements of NI 43-101.

The Mutanga and Dibwe Report dated March 19, 2009 was prepared by Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, of CSA Global, which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101.

The Dibwe East Technical Report dated March 27, 2012 was prepared by Mark B. Mathisen, B.Sc., P.G. of Denison Mines (USA) Corp. and audited by William E. Roscoe, Ph.D., P.Eng. of RPA Inc. in accordance with the requirements of NI 43-101.

All of the authors of the technical reports noted above are independent of Denison. To the knowledge of Denison as of the date hereof, the partners, employees and consultants of each of RPA Inc. (formerly Scott Wilson RPA), Geostat and CSA Global who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports and each of RPA Inc., Geostat and CSA Global are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

Additional Information

Additional information regarding the Company is available on the SEDAR website at www.sedar.com. Further information concerning the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular for the Annual and Special Meeting of Shareholders to be held on May 9, 2013. Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the financial year ended December 31, 2012.

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A copy of this AIF, as well as the Circular and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. In addition, certain of this information is distributed to shareholders in connection with Denison’s Annual General Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:

Denison Mines Corp.

Atrium on Bay

Suite 402

595 Bay Street

Toronto, Ontario

M5G 2C2

Telephone: (416) 979-1991

Facsimile: (416) 979-5893

Email: info@denisonmines.com

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SCHEDULE A

Approved as amended by DMC Board of Directors on March 8, 2012

Audit Committee Mandate and Charter

A. Composition of the Committee

(1) The Board shall appoint annually from among its members at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the “Committee”) to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2) Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify under A(3) below shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3) Each member of the Committee shall:

(a) be a member of the Board;

(b) not be an officer or employee of the Company or any of its affiliates;

(c) be an unrelated director as defined in the Toronto Stock Exchange (the “TSX”) Corporate Governance Guidelines (“TSX Guidelines”) as the same may be amended from time to time;

(d) satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“M1 52-110”), Rule 10A-3(b)(1)(ii) of the United States Securities and Exchange Commission, and any other applicable laws and regulations, as the same may be amended from time to time (with the TSX Guidelines, “Applicable Laws”); and

(e) satisfy the financial literacy requirements prescribed by Applicable Laws.

(4) A majority of the Committee shall constitute a quorum.

(5) The Committee shall elect annually a chairperson from among its members.

B. Purpose

(1) The Committee’s purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a) the integrity of the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and other financial reporting;

(b) the integrity of the Company’s internal control and management information systems;

(c) the Company’s compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to accounting matters and financial disclosure;

(d) the auditor’s qualifications and activities;

(e) communication among the auditor, management and the Board; and

(f) such other matters as are determined by the Board from time to time.

C. Committee Resources

(1) The Committee shall have direct channels of communication with the Company’s auditor to discuss and review specific issues as appropriate.

(2) The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3) The Committee shall have unrestricted access to Company personnel and documents and shall be provided with all necessary funding and other resources to carry out its responsibilities.

D. Committee Responsibilities

(1) The responsibilities of the Committee shall be to:

(a) with respect to financial accounting matters:

(i)	review with management and the external auditors the annual consolidated financial statements, MD&A and press release announcing annual financial results of operations before making recommendations to the Board relating to approval of such documents;

(ii)	review with management and the external auditors interim financial statements, MD&A and press release announcing interim financial results of operations before making recommendations to the Board relating to approval of such documents;

(iii)	review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; interim unaudited reports; and any material change report pertaining to the Company’s financial matters. The Committee will review the consistency of the foregoing documents with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv)	satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v)	prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company’s accounting policies and financial statement presentation, including, without limitation, the following:

1. all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2. all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3. other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi)	review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii)	review new accounting principles of the Canadian Institute of Chartered Accountants and the International Accounting Standards Board which would have a significant impact on the Company’s financial reporting as reported to the Committee by management;

(viii)	review the status of material contingent liabilities as reported to the Committee by management;

(ix)	review potentially significant tax problems as reported to the Committee by management; and

(x)	review any errors or omissions in the current or prior year’s financial statements which appear material as reported to the Committee by management;

(b) with respect to the external auditors:

(i)	be directly responsible for recommending the appointment of the auditor, the auditor’s compensation, retention and termination and for oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii)	approve, prior to the auditor’s audit, the auditor’s audit plan (including, without limitation, staffing), the scope of the auditor’s review and all related fees;

(iii)	satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor’s independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services. The Committee shall not allow the auditor to render any non-audit services to the Company or its subsidiaries that are prohibited by Applicable Law;

(iv)	review and approve the Company’s policies concerning the hiring of employees and former employees of the Company’s auditor or former auditor.

(c) with respect to internal controls:

(i)	oversee management’s design, testing and implementation of the Company’s internal controls and management information systems and review the adequacy and effectiveness thereof.

(d) with respect to concerns and complaints:

(i)	establish procedures for:

1. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2. the confidential, anonymous submission by employees of the Company of concern regarding questionable accounting or auditing matters.

(e) with respect to ethics:

(i)	The Committee shall be responsible for oversight and enforcement of the Code of Ethics for the Chief Executive Officer, Senior Financial Officers and Other Officers of the Company, subject to the supervision of the Board.

(f) with respect to general audit matters:

(i)	inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii)	review with management, the operations analyst and the external auditors any frauds reported to the Audit Committee;

(iii)	review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv)	report and make recommendations to the Board as the Committee considers appropriate.

(2) In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit;

(3) Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E. Meetings

(1) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than five (5) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors, the operations analyst or any member of the Audit Committee in accordance with the Ontario Business Corporations Act.

(2) As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

F. Evaluation of Charter and Mandate

(1) On at least an annual basis, the Committee shall review and assess the adequacy of this Charter and Mandate and recommend any proposed changes to the Board of Directors.

(2) All prior resolutions of the Board relating to the constitution and responsibilities of the Audit Committee are hereby repealed.

SCHEDULE B

Glossary of Technical Terms

Note: The terms related to Mineral resources and mineral reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, December 11, 2005.

eU3O8

This term refers to equivalent U3O8 grade derived from gamma logging of drill holes.

Historical Estimate

A historical estimate means an estimate of the quantity, grade or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepare before the issuer acquiring, or entering into an agreement to acquire an interest in the property that contains the deposit.

Indicated Mineral Resource

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

Measured Mineral Resource

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Pre-Feasibility Study

A Pre-Feasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable Mineral Reserve

A ‘probable mineral reserve’ is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘proven mineral reserve’ is the economically mineable part of a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person

A ‘Qualified Person’ means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association of geoscientists and/or engineers meeting the criteria set out in NI 43-101.